Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

OF

ASPECT MEDICAL SYSTEMS, INC.

at

$12.00 Net Per Share of Common Stock

BY

TRANSFORMER DELAWARE CORP.

a wholly owned subsidiary of

UNITED STATES SURGICAL CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF NOVEMBER 5, 2009, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 27, 2009, among United States Surgical Corporation, a Delaware corporation (“USSC”), Transformer Delaware Corp., a Delaware corporation and direct wholly owned subsidiary of USSC (“Purchaser”), and Aspect Medical Systems, Inc., a Delaware corporation (“Aspect”).

The board of directors of Aspect has unanimously (i) determined that the Offer and the Merger (each as defined herein) are fair to and in the best interests of Aspect and its stockholders; (ii) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) recommended that the Aspect stockholders accept the Offer and tender their shares of Aspect Common Stock, $0.01 par value per share (the “Shares”), in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered and not validly withdrawn prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) that number of Shares which, when added to any Shares owned by USSC and any affiliate of USSC, represents a majority of the issued and outstanding Shares (which, for purposes of such calculation, includes the number of Shares outstanding, together with the Shares which Aspect may be required to issue pursuant to warrants, options or other obligations outstanding at that date under employee stock or similar benefit plans or otherwise, that are then vested and then exercisable at prices equal to or less than the Offer Price) and the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated.

Questions and requests for assistance may be directed to Laurel Hill Advisory Group, LLC, the Information Agent for the Offer, at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Stockholders of Aspect may obtain additional copies of this Offer to Purchase, the Letter of Transmittal (the “Letter of Transmittal”), the Notice of Guaranteed Delivery or any other tender materials from the Information Agent and may also contact their brokers, dealers, banks, trust companies or other nominees for copies of these documents.

October 8, 2009

IMPORTANT

Any stockholder desiring to tender all or any portion of such stockholder’s Shares must:

1.	For Shares that are registered in such stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•

mail or deliver the Letter of Transmittal, the certificates for such Shares and any other required documents to Computershare Trust Company, N.A. (the “Depositary”) at one of its addresses set forth on the back cover of this Offer to Purchase.

2.	For Shares that are registered in such stockholder’s name and held in book-entry form:

•

complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal;

•

deliver an Agent’s Message or the Letter of Transmittal, together with any other documents required by the Letter of Transmittal to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the Depositary’s account.

3.	For Shares that are registered in the name of a broker, dealer, bank, trust company or other nominee, contact such broker, dealer, bank, trust company or other nominee and request that such broker, dealer, bank, trust company or other nominee tender the Shares to us before the expiration of the Offer.

The Letter of Transmittal, the certificates for the Shares and any other required documents must reach the Depositary before the expiration of the Offer (currently scheduled for 12:00 midnight, New York City time, at the end of Thursday, November 5, 2009, unless extended), unless the procedures for guaranteed delivery described in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase are followed.

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Aspect Medical Systems, Inc.

Price Offered Per Share:	$12.00 per Share in cash, without interest, less applicable withholding and transfer taxes

Scheduled Expiration Date:	12:00 midnight, New York City time, at the end of November 5, 2009

Purchaser:	Transformer Delaware Corp., a direct wholly owned subsidiary of United States Surgical Corporation

Aspect Board Recommendation:	The board of directors of Aspect Medical Systems, Inc. unanimously recommends that you accept the Offer and tender your Shares into the Offer

The following are some of the questions that you, as a stockholder of Aspect Medical Systems, Inc. (“Aspect”), may have and answers to those questions as well as references to where in this Offer to Purchase you might find additional information. We urge you to carefully read the remainder of this Offer to Purchase, the Letter of Transmittal and the other documents to which we have referred because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. In this Summary Term Sheet, unless the context otherwise requires, the terms “we,” “our” and “us” refer to Transformer Delaware Corp.

Who is offering to buy my Aspect Shares?

Our name is Transformer Delaware Corp. (“Purchaser”). We are a direct, wholly owned subsidiary of United States Surgical Corporation, a Delaware corporation (“USSC”), and an indirect subsidiary of Covidien plc, an Irish company. We are a Delaware corporation formed for the purpose of acquiring all of the outstanding Shares of Aspect. See the “Introduction” and Section 9 “Certain Information Concerning USSC and Purchaser” of this Offer to Purchase.

What are the classes and amounts of Aspect securities that you are offering to purchase in the Offer?

We are seeking to acquire all issued and outstanding Shares.

How much are you offering to pay?

We are offering to pay $12.00 per share, net to you, in cash, without interest thereon, for each outstanding Share (such price, or any higher price per share as may be paid pursuant to the Offer, is referred to in this Offer to Purchase as the “Offer Price”), less any applicable withholding taxes.

Will I have to pay any fees, commissions or transfer taxes?

You are responsible for paying any fees or expenses you incur in tendering your Shares in the Offer. If you are the record owner of your Shares and you tender your Shares to the depositary for the Offer, Computershare Trust Company, N.A. (the “Depositary”), you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. Any transfer taxes due may be withheld from the Offer Price. See the “Introduction” of this Offer to Purchase.

Do you have the financial resources to make payment?

USSC, our parent company, will provide us with sufficient funds to purchase all of the outstanding Shares that are validly tendered and to pay our related fees and expenses. USSC’s indirect parent, Covidien International Finance S.A. has provided a guaranty to Aspect for the full performance and payment by USSC and Purchaser of their respective obligations pursuant to or in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and is liable for any breach of, or other failure to perform, any such representation, warranty, covenant, obligation, agreement or undertaking of USSC and Purchaser. See Section 10 “Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender in the Offer?

No. Our financial condition is not relevant to your decision to tender your Shares in the Offer because:

•	we have sufficient funds available through our parent company, USSC, to purchase all Shares validly tendered in the Offer and the amounts payable to the holders of options;

•	Covidien International Finance S.A., the indirect parent company of USSC, has provided a guaranty for the payment of all Shares purchased in the Offer;

•	the Offer is not subject to any financing condition;

•	the Offer is for all of the outstanding Shares of Aspect, and we will purchase such Shares solely for cash; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price through a second-step merger.

See Section 10 “Source and Amount of Funds” of this Offer to Purchase.

Will the Offer be followed by a second-step merger if all the Shares are not tendered in the Offer?

If the Offer is completed and the other conditions to the merger are satisfied or waived, we will merge with and into Aspect (the “Merger”) upon the vote of Aspect’s stockholders, if required by law. If the Merger takes place, USSC will own all of the Shares of Aspect and, subject to appraisal rights under applicable law, all Aspect stockholders who did not tender their Shares will receive the Offer Price for each share not tendered. There are no appraisal rights available in connection with the Offer, but stockholders who have not sold their Shares in the Offer would have appraisal rights in connection with the Merger under Delaware law if these rights are perfected. See the “Introduction” of this Offer to Purchase. See also Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Aspect” of this Offer to Purchase for a description of the conditions to the Merger and a summary of appraisal rights under Delaware law. For additional information regarding appraisal rights, you should review Annex II to this Offer to Purchase which contains Section 262 “Appraisal Rights” of the Delaware General Corporation Law.

What is the Top-Up Option and when could it be exercised?

Aspect has granted us an option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price up to that number of newly issued Shares (the “Top-Up Shares”) equal to the number of Shares that, when added to the number of Shares directly or indirectly owned by us, USSC or our respective affiliates at the time of exercise of the Top-Up Option, will constitute one Share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares. However, the Top-Up Option will not be exercisable for a number of Shares in excess of the aggregate of the number of Shares held as treasury shares by Aspect or its subsidiaries and the number of Shares that Aspect is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not otherwise reserved for issuance to satisfy outstanding rights to acquire Shares) as of immediately prior to the exercise of the Top-Up Option. The purpose of the Top-Up Option is to

v

permit us to complete the Merger under the “short-form” merger provisions of Delaware law without a special meeting of Aspect’s stockholders. We may exercise the Top-Up Option once, in whole but not in part, at any time following the time at which we first accept any Shares for payment pursuant to the Offer (the “Acceptance Time”) and the expiration of any subsequent offering period and on or prior to the fifth business day after the later of (i) the expiration of the Offer or (ii) the expiration of any subsequent offering period. We are required to exercise the Top-Up Option if doing so would result in our owning 90% of the outstanding Shares.

If I decide not to tender, how will the Offer affect my Shares?

If the Merger takes place, you will receive the same amount of cash per share that you would have received had you tendered your Shares in the Offer, subject to your right to seek an appraisal of your Shares under Delaware law. Therefore, if the Merger takes place and you do not perfect your appraisal rights, the only difference between tendering your Shares and not tendering your Shares in the Offer is that you will be paid earlier if you tender your Shares. However, if the Merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for the Shares. Also, the Shares may no longer be eligible to be traded on the Nasdaq Global Market (“Nasdaq”) or any securities exchange, and Aspect may cease making filings with the Securities and Exchange Commission (the “SEC”) or otherwise cease being required to comply with the SEC’s rules relating to publicly held companies. See Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations” and Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Aspect” of this Offer to Purchase.

How long do I have to tender in the Offer?

You will have until 12:00 midnight, New York City time, at the end of Thursday, November 5, 2009, to tender your Shares in the Offer, unless we extend the expiration of the Offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in Section 1 “Terms of the Offer” and Section 2 “Procedures for Tendering Shares” of this Offer to Purchase.

Can the Offer be extended?

If the Agreement and Plan of Merger among us, USSC and Aspect, dated September 27, 2009 (the “Merger Agreement”), has not been terminated, we may, without Aspect’s consent, or Aspect may require us to, extend the Offer beyond the initial expiration date if, at any scheduled or extended expiration of the Offer, the conditions of the Offer have not been satisfied or waived for up to two periods of not more than 10 business days per extension, but in no event will the Offer extend past March 26, 2010.

We may also extend the Offer for an additional period of at least three and not more than 10 business days beginning after we have accepted for payment the Shares tendered during the Offer as a “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

See Section 1 “Terms of the Offer” of this Offer to Purchase.

How will I be notified if the Offer is extended?

If we extend the Offer or provide a subsequent offering period, we will inform the Depositary of that fact, and we will make a public announcement of the extension or subsequent offering period no later than 9:00 a.m., New York City time, on the next business day following the scheduled expiration date of the Offer (including any extension of the Offer). See Section 1 “Terms of the Offer” of this Offer to Purchase.

What are the most significant conditions to the Offer?

We are not obligated to purchase any Shares if:

•

immediately prior to the expiration of the Offer, any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has not expired or otherwise been terminated;

•

immediately prior to the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn, together with any Shares beneficially owned by USSC or any affiliate of USSC, does not equal at least a majority of the Shares then outstanding on a fully diluted basis (which, for purposes of such calculation, includes all Shares outstanding, together with Shares which Aspect may be required to issue pursuant to warrants, options or other obligations outstanding at that date under employee stock or similar benefit plans or otherwise, that are then vested and then exercisable at prices equal to or less than the Offer Price) (the “Minimum Condition”); or

•

since the execution date of the Merger Agreement, any events or changes occur which have had, or which are reasonably expected to have, individually or in the aggregate, a material adverse effect on Aspect. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Aspect — Representations and Warranties” of this Offer to Purchase.

The Offer is also subject to a number of other conditions. See Section 14 “Certain Conditions of the Offer” of this Offer to Purchase.

How do I tender my Shares?

If your Shares are registered in your name and are held as physical certificates, you must:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have your signature on the Letter of Transmittal guaranteed if required by the instructions to the Letter of Transmittal; and

•	mail or deliver the Letter of Transmittal, the certificates for your Shares and any other documents required by the Letter of Transmittal to the Depositary.

If your Shares are registered in your name and are held in book-entry form, you must:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an agent’s message;

•	if using the Letter of Transmittal, have your signature on the Letter of Transmittal guaranteed if required by the instructions to the Letter of Transmittal;

•	deliver an agent’s message or the Letter of Transmittal, together with any other documents required by the Letter of Transmittal to the Depositary; and

•	transfer your Shares through book-entry transfer into the account of the Depositary.

If your Shares are held in street name (i.e., through a broker, dealer, bank, trust company or nominee), you must contact your broker, dealer, bank, trust company or other nominee and request that your Shares be tendered in the Offer.

For additional information on the procedures for tendering your Shares, see Section 2 “Procedures for Tendering Shares” of this Offer to Purchase.

Until what time can I withdraw previously tendered Shares?

You can withdraw Shares at any time until the Offer has expired. Also, if we have not accepted and paid for your Shares by December 7, 2009, you can withdraw Shares at any time thereafter until we do accept your Shares for payment. You will not have the right to withdraw Shares tendered during any subsequent offering period, if we elect to provide one. See Section 1 “Terms of the Offer” and Section 3 “Withdrawal Rights” of this Offer to Purchase.

How do I withdraw previously tendered Shares?

You or your nominee must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. See Section 1 “Terms of the Offer” and Section 3 “Withdrawal Rights” of this Offer to Purchase.

Can holders of stock options participate in the tender offer?

The Offer is only for Shares and not for any options to acquire Shares. If you hold unexercised stock options and you wish to participate in the Offer, you must exercise your stock options in accordance with the terms of the applicable stock option plan, and tender the Shares received upon the exercise in accordance with the terms of the Offer. See Section 12 “The Purpose of the Offer; the Merger Agreement; Plans for Aspect — Stock Options and Convertible Notes” of this Offer to Purchase.

Can holders of convertible notes participate in the tender offer?

The Offer is only for Shares and not for any notes convertible into Shares. You will receive a notice from Aspect or the surviving corporation at or after the effective time of the Merger regarding how you may deliver your notes to the surviving corporation for conversion or repayment. See Section 12 “The Purpose of the Offer; the Merger Agreement; Plans for Aspect — Stock Options and Convertible Notes” of this Offer to Purchase.

When and how will I be paid for my tendered Shares?

Unless the Offer is extended in accordance with the Merger Agreement, within one business day after the later of: (1) the earliest date as of which we are permitted to accept for payment Shares tendered pursuant to the Offer and (2) the earliest date on which the conditions to the Offer have been satisfied or waived, we will accept for payment all validly tendered and not validly withdrawn Shares. Promptly after the acceptance for payment of Shares tendered pursuant to the Offer, we will pay for these Shares. If there is a subsequent offering period, we would pay for all validly tendered Shares promptly after they are tendered. See Section 4 “Acceptance for Payment and Payment” of this Offer to Purchase.

What does the board of directors of Aspect think of the Offer?

At a meeting held on September 27, 2009, the board of directors of Aspect unanimously (1) determined that the Offer and the Merger are fair to and in the best interests of Aspect and its stockholders, (2) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (3) recommended that Aspect stockholders accept the Offer, tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement (all such recommendations, the “Company Board Recommendation”). See the “Introduction” to this Offer to Purchase.

Have any Aspect stockholders agreed to tender their Shares?

Yes. We and USSC have entered into Tender and Voting Agreements with the executive officers and directors of Aspect. These agreements provide, among other things, that these persons will tender in the Offer any Shares owned of record by such person or for which such person has sole dispositive power. Each of these stockholders has agreed not to withdraw such Shares from the Offer unless the Offer or the applicable Tender and Voting Agreement has been terminated or expired, including if the Merger Agreement is terminated. As of September 27, 2009, the Tender and Voting Agreements covered 950,530 Shares, 388,957 restricted Shares subject to vesting and securities convertible into or exercisable for 2,277,830 Shares (of which options representing 1,081,206 Shares had an exercise price per share equal to or less than the Offer Price). Assuming full vesting and exercise of all of the above directors’ and officers’ derivative securities with an exercise price per share that is equal to or less than the Offer Price, this would total approximately 18.0% of the issued and outstanding Shares on that date. In addition, USSC has entered into an agreement with First Health, L.P., First Health Limited, First Health Associates, L.P., First BioMed, L.P. and First BioMed Portfolio, L.P., which beneficially own in the aggregate approximately 17.3% of the outstanding Shares, which Agreement provides, among other things, that these entities will not sell, transfer or otherwise dispose of their Shares to a transferee which they know has made or intends to make a competing bid for the Shares or make any solicitation that Aspect is prohibited from making pursuant to the terms of the Merger Agreement. See Section 12 “The Purpose of the Offer; the Merger Agreement; Plans for Aspect — Tender and Voting Agreements” of this Offer to Purchase.

What is the market value of my Shares as of a recent date?

On September 25, 2009, the last day before we and Aspect publicly announced the execution of the Merger Agreement, the last sale price of the Shares reported on Nasdaq was $7.67 per share. On October 7, 2009, the last trading day before we commenced the Offer, the last sale price of the Shares was $12.01 per share. We advise you to obtain a recent quotation for Shares of Aspect in deciding whether to tender your Shares. See Section 6 “Price Range of the Shares; Dividends on the Shares” of this Offer to Purchase.

What are the United States federal income tax consequences of tendering Shares?

The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. In general, a U.S. Holder (as defined in Section 5 “Material U.S. Federal Income Tax Consequences of the Offer and the Merger”) who sells Shares pursuant to the Offer will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer. Stockholders are urged to consult their tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or non-U.S. income and other tax laws) of the Offer. See Section 5 “Material U.S. Federal Income Tax Consequences of the Offer and the Merger.”

To whom can I talk if I have questions about the tender offer?

Stockholders can call Laurel Hill Advisory Group, LLC (“Laurel Hill”) toll-free at (888) 742-1305. Banks and Brokers can call Laurel Hill collect at (917) 338-3181. Laurel Hill is acting as the information agent for the Offer. See the back cover of this Offer to Purchase.

To: All Holders of Common Stock of Aspect Medical Systems, Inc.

INTRODUCTION

Transformer Delaware Corp., a Delaware corporation (“Purchaser”) and direct wholly owned subsidiary of United States Surgical Corporation, a Delaware corporation (“USSC”), hereby offers to purchase all of the outstanding shares of Common Stock, $0.01 par value per share (the “Shares”), of Aspect Medical Systems, Inc., a Delaware corporation (“Aspect”), at a price of $12.00 per share, net to you, in cash, without interest thereon, for each outstanding Share (such price, or any higher price per share as may be paid pursuant to the Offer, is referred to in this Offer to Purchase as the “Offer Price”), less any applicable withholding and transfer taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). In this Offer to Purchase, unless the context requires otherwise, the terms “we,” “our” and “us” refer to Purchaser.

We are a Delaware corporation newly formed in connection with the Offer and the transactions contemplated by the Merger Agreement (as hereinafter defined). USSC is an indirect wholly owned subsidiary of Covidien plc, a publicly held, global healthcare products company whose shares are traded on The New York Stock Exchange under the symbol “COV.” For additional information about us and USSC, see Section 9 “Certain Information Concerning USSC and Purchaser.”

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through banks, brokers or other nominees should check with such institutions as to whether they charge any service fees. We will pay all fees and expenses of Computershare Trust Company, N.A. which is acting as the Depositary (the “Depositary”) and Laurel Hill Advisory Group, LLC, which is acting as the information agent (the “Information Agent”), incurred in connection with the Offer. See Section 16 “Fees and Expenses” of this Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of September 27, 2009 (the “Merger Agreement”), among USSC, Purchaser and Aspect, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into Aspect, with the surviving entity, Aspect, becoming a direct wholly owned subsidiary of USSC (the “Merger”). In the Merger, each outstanding Share (other than Shares owned by us, USSC, Aspect or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest thereon, less any applicable withholding and transfer taxes. Stockholders who exercise appraisal rights under Delaware law will be entitled to receive a judicially determined fair value for their Shares, which value could be more or less than the consideration to be paid in the Merger.

The Merger Agreement is more fully described in Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Aspect” of this Offer to Purchase.

At a meeting held on September 27, 2009, the board of directors of Aspect unanimously (1) determined that the Offer and the Merger are fair to and in the best interests of Aspect and its stockholders; (2) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and (3) recommended that Aspect stockholders accept the Offer and tender their Shares in the Offer, and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement (all such recommendations, the “Company Board Recommendation”). The factors considered by the board of directors of Aspect in arriving at its decision to approve the Merger Agreement, the Offer and the Merger and to recommend that stockholders of Aspect accept the Offer and tender their Shares in the Offer are described in Aspect’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which will be filed with the Securities and Exchange Commission (the “SEC”) and will be mailed to stockholders of Aspect.

The Offer is conditioned upon, among other things, immediately prior to the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn, together with any Shares beneficially owned by USSC or any affiliate of USSC, being equal to at least a majority of the Shares then outstanding on a fully diluted basis (which, for purposes of such calculation, includes all Shares outstanding, together with Shares which Aspect may be required to issue pursuant to warrants, options or other obligations outstanding at that date under employee stock or similar benefit plans or otherwise, that are then vested and then exercisable at prices equal to or less than the Offer Price) (the “Minimum Condition”) and the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The Offer is also subject to certain other conditions. We may waive any of these conditions, other than the Minimum Condition, in whole or in part at any time and from time to time and in our sole discretion, subject in each case to the terms of the Merger Agreement. See Section 14 “Certain Conditions of the Offer.”

In the event we acquire 90% or more of the outstanding Shares pursuant to the Offer or otherwise, we will be able to merge with and into Aspect pursuant to the “short-form” merger provisions of the Delaware General Corporation Law (the “DGCL”), without prior notice to, or any action by, any other stockholder of Aspect. In addition, in order to facilitate a short-form merger following the completion of the Offer, Aspect has granted us an option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price up to that number of newly issued Shares (the “Top-Up Shares”) equal to the number of Shares that, when added to the number of Shares directly or indirectly owned by us, USSC or our respective affiliates at the time of exercise of the Top-Up Option, will constitute one Share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares. However, the Top-Up Option will not be exercisable for a number of Shares in excess of the aggregate of the number of Shares held as treasury shares by Aspect or its subsidiaries and the number of Shares that Aspect is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not otherwise reserved for issuance to satisfy outstanding rights to acquire Shares) as of immediately prior to the exercise of the Top-Up Option. The purpose of the Top-Up Option is to permit us to complete the Merger under the “short-form” merger provisions of Delaware law without a special meeting of Aspect’s stockholders. We may exercise the Top-Up Option once, in whole, but not in part, at any time following the time at which we first accept any Shares for payment pursuant to the Offer (the “Acceptance Time”) and the expiration of any subsequent offering period and on or prior to the fifth business day after the later of (i) the expiration of the Offer or (ii) the expiration of any subsequent offering period. We are required to exercise the Top-Up Option if doing so would result in our owning 90% of the outstanding Shares. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Aspect — The Merger Agreement,” “— Vote Required To Approve Merger” and “— ‘Short-Form’ Merger Procedure.”

Aspect has informed us that, as of September 30, 2009, 17,443,342 Shares were issued and outstanding, including 623,226 restricted Shares subject to vesting. As of September 25, 2009, (1) 3,878,485 Shares were issuable upon the exercise of outstanding options, of which 2,715,368 Shares were issuable upon exercise of outstanding options having an exercise price per Share less than or equal to the Offer Price, (3) 3,038,284 Shares were issuable upon the conversion of outstanding convertible notes and (4) no preferred shares were issued and outstanding. Based upon the foregoing and assuming that all options with an exercise price per share that is equal to or less than the Offer Price will vest on or before the expiration of the Offer, the Minimum Condition would be satisfied if at least 10,079,355 Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number of vested options with an exercise price per share that is equal to or less than the Offer Price outstanding at the time of the expiration of the Offer. If the Minimum Condition is satisfied, and we accept for payment Shares tendered pursuant to the Offer, USSC may request Aspect take all actions necessary to elect at least a majority of the members of Aspect’s board of directors and would have sufficient voting power to effect the Merger without the affirmative vote of any other stockholder of Aspect. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Aspect.”

We and USSC have entered into Tender and Voting Agreements with the following officers and directors of Aspect: Margery Ahearn, J. Neal Armstrong, Jon C. Biro, Nassib G. Chamoun, John Coolidge, Marc Davidson, Philip Devlin, J. Breckenridge Eagle, William Floyd, Edwin M. Kania, Jr., Melvin L. Keating, Scott Kelley, James Mahoney, Jr., Paul J. Manberg, John O’Connor, Vincent P. Scialli and Donald R. Stanski. These agreements provide, among other things, that these persons will tender their Shares in the Offer. Each stockholder’s Shares may not be withdrawn unless the Offer or the applicable Tender and Voting Agreement has been terminated or expired, including if the Merger Agreement is terminated. As of September 27, 2009, the Tender and Voting Agreements covered 950,530 Shares, 388,957 restricted Shares subject to vesting and securities convertible into or exercisable for 2,277,830 Shares (of which options representing 1,081,206 Shares had an exercise price per share equal to or less than the Offer Price). Assuming full vesting and exercise of all of the above directors’ and officers’ derivative securities with an exercise price per share that is equal to or less than the Offer Price, this would total approximately 18.0% of the issued and outstanding Shares on that date. In addition, USSC has entered into an agreement with First Health, L.P., First Health Limited, First Health Associates, L.P., First BioMed, L.P. and First BioMed Portfolio, L.P. which beneficially own in the aggregate approximately 17.3% of the outstanding Shares, which Agreement provides, among other things, that these entities will not sell, transfer or otherwise dispose of their Shares to a transferee which they know has made or intends to make a competing bid for the Shares or make any solicitation that Aspect is prohibited from making pursuant to the terms of the Merger Agreement. An “Acquisition Proposal” includes any proposal or offer for a merger, consolidation, dissolution, recapitalization, share exchange, tender offer or other business combination involving Aspect and its subsidiaries, any proposal for issuance by Aspect of 20% or more of its equity securities, any proposal or offer to acquire in any manner, directly or indirectly, 20% or more of the equity securities or consolidated total assets of Aspect and its subsidiaries, or any recapitalization, restructuring, liquidation or dissolution of Aspect.

The Offer is made only for Shares and is not made for any stock options to acquire or notes convertible into Shares. Holders of unexercised options to purchase Shares may exercise such options in accordance with the terms of the applicable options and tender some or all of the Shares issued upon such exercise. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Aspect — Stock Options and Convertible Notes.”

The material U.S. federal income tax consequences to U.S. Holders (as defined below) of the sale of Shares pursuant to the Offer and the conversion of Shares pursuant to the Merger are described in Section 5 “Material U.S. Federal Income Tax Consequences of the Offer and the Merger” of this Offer to Purchase.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read them carefully and in their entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay $12.00 per Share net to the seller in cash, without interest thereon, for all such Shares validly tendered prior to the expiration of the Offer and not theretofore validly withdrawn in accordance with Section 3 “Withdrawal Rights” of this Offer to Purchase. The scheduled time and date for the expiration of the Offer is 12:00 midnight, New York City time, at the end of Thursday, November 5, 2009, unless we extend the period of time during which the Offer is open in accordance with the terms of the Merger Agreement.

If the Agreement and Plan of Merger among us, USSC and Aspect, dated September 27, 2009 (the “Merger Agreement”) has not been terminated, we may, without Aspect’s consent, or Aspect may require us to, extend the Offer beyond the initial expiration date if, at any scheduled or extended expiration of the Offer, the conditions of the Offer have not been satisfied or waived for up to two periods of not more than 10 business days per extension, but in no event will the Offer extend past March 26, 2010. We may make such extension and thereby delay acceptance for payment of, and payment for, any Shares, by giving oral or written notice of such extension to the Depositary and making a public announcement no later than 9:00 a.m., New York City time, on the next business day following the scheduled expiration date of the Offer.

If, at the expiration of the Offer, all of the conditions to the Offer have been satisfied or waived but there have not been validly tendered and not withdrawn in the Offer that number of Shares necessary to permit the Merger to be effected without a meeting of Aspect stockholders in accordance with Delaware General Corporation Law (“DGCL”), we may elect to provide a “subsequent offering period” of at least three, and not more than 10, business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer and receive the same per share amount paid in the Offer. During a subsequent offering period, we will immediately accept and promptly pay for Shares as they are tendered and tendering stockholders will not have withdrawal rights. We cannot elect to provide a subsequent offering period unless we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the expiration of the Offer and immediately begin the subsequent offering period. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so in our sole discretion.

Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for Shares.

Subject to the next sentence, we may, at any time and from time to time, waive any condition to the Offer, by giving oral or written notice of such waiver to the Depositary. We will not, without the prior written consent of Aspect:

•	reduce the Offer Price to be paid pursuant to the Offer;

•	change the form of consideration in which the Offer Price is payable;

•	decrease the number of Shares sought to be purchased by us pursuant to the Offer;

•	waive or change the Minimum Condition (defined below in Section 14 “Certain Conditions of the Offer” of this Offer to Purchase);

•

modify, amend or supplement any of the conditions to the Offer or the terms of the Offer, in each case, in any manner adverse to the holders of the Shares or that would, individually or in the aggregate, reasonably be expected to prevent or impair the consummation of the Offer, the Merger or the related transactions contemplated by the Merger Agreement;

•	impose any additional conditions to the Offer not already set forth in the Merger Agreement; or

•

extend or otherwise change the expiration date of the Offer other than as required by law or in connection with an increase in the consideration to be paid pursuant to the Offer to comply with applicable rules, regulations, interpretations or positions of the SEC.

If immediately prior to the expiration of the Offer, any or all of the conditions to the Offer have not been satisfied or waived, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, we may:

•	unless forced to extend the Offer by Aspect, terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

•

except as set forth above, waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the expiration of the Offer and not theretofore validly withdrawn;

•

except as set forth above, extend the Offer and, subject to the right of stockholders to withdraw Shares until the expiration of the Offer, retain the Shares that have been tendered during the period or periods for which the Offer is extended; or

•	except as set forth above, amend the Offer.

Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof consistent with the requirements of the SEC. An announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to Business Wire. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

If we make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to stockholders.

As described above, we may, subject to certain conditions, elect to provide a subsequent offering period. In the event we elect to provide a subsequent offering period, we will announce and begin the subsequent offering period in the notice announcing the results of the Offer that is issued no later than 9:00 a.m., New York City time, on the next business day after the expiration of the Offer. Aspect has provided us with its stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Procedures for Tendering Shares

Valid Tender. A stockholder must follow one of the following procedures to validly tender Shares pursuant to the Offer:

•

for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal properly completed and duly executed, any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer;

•

for Shares held in book-entry form, either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered pursuant to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the expiration of the Offer; or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” prior to the expiration of the Offer.

The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined below), is at the election and risk of the tendering stockholder. Shares and other required materials will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer of Shares, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer. Any financial institution that is a participant of the Book-Entry Transfer Facility’s system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer for a valid tender of Shares by book-entry. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.” Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (1) the Letter of Transmittal is signed by the registered holder(s) of Shares (which term, for purposes of this Section 2, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) tendered therewith and such registered holder has not completed either the box entitled

“Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (2) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program, the Stock Exchange Medallion Program or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) (each of the foregoing, an “Eligible Institution”). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s certificates for Shares are not immediately available or the book-entry transfer procedures cannot be completed on a timely basis or time will not permit its Certificates and all other required documents to reach the Depositary prior to the expiration of the Offer, such stockholder’s tender may be effected if all the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by us, is received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer; and

•

either (1) the certificates for tendered Shares together with a Letter of Transmittal, properly completed and duly executed, any required signature guarantees and any other required documents are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase within three trading days after the date of execution of such Notice of Guaranteed Delivery or (2) in the case of a book-entry transfer effected pursuant to the book-entry transfer procedures described above under “Book-Entry Transfer,” either a Letter of Transmittal, properly completed and duly executed, any required signature guarantees, or an Agent’s Message, and any other required documents, are received by the Depositary at one of such addresses, such Shares are delivered pursuant to the book-entry transfer procedures above and a Book-Entry Confirmation is received by the Depositary, in each case within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which The Nasdaq Global Market (“Nasdaq”) is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Appointment as Proxy. By executing a Letter of Transmittal (or, in the case of a book-entry transfer, by delivery of an Agent’s Message, in lieu of a Letter of Transmittal), a tendering stockholder will irrevocably appoint our designees as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given or executed, will not be effective). Our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares in respect of any annual, special, adjourned or postponed meeting of Aspect’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. In order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Aspect stockholders.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our reasonable discretion, which determination will be final and binding. We reserve the absolute right to reject any or all tenders reasonably determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. Neither we nor any of USSC, Aspect, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Backup Withholding. In order to avoid “backup withholding” at a rate of 28% of U.S. federal income tax on payments of cash pursuant to the Offer, a stockholder that is a “U.S. person” (as defined in the instructions to the IRS Form W-9 provided with the Letter of Transmittal) surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on an IRS Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder, and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding at a rate of 28%. All stockholders that are U.S. persons surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to us and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Foreign stockholders should complete and sign an appropriate Form W-8 (instead of an IRS Form W-9) in order to avoid backup withholding. The various IRS Forms W-8 may be obtained from the Depositary or at www.irs.gov.

3. Withdrawal Rights

Except as otherwise provided in this Section 3, tenders of Shares are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the expiration of the Offer and, unless theretofore accepted and paid for pursuant to the Offer, at any time after December 7, 2009. In the event we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 2 at any time prior to the expiration of the Offer.

We will determine in our reasonable discretion all questions as to the form and validity (including time of receipt) of any notice of withdrawal, which determination will be final and binding. Neither we nor any of USSC, Aspect, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method of delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

4. Acceptance for Payment and Payment

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and will pay for all Shares validly tendered prior to the expiration of the Offer and not validly withdrawn in accordance with Section 3 promptly after the expiration of the Offer. If we provide a subsequent offering period, we will immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period. Subject to the Merger Agreement, we expressly reserve the right, in our sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law or if other conditions to our obligations described in Section 14 “Certain Conditions of the Offer” are not satisfied. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer). If we are delayed in our acceptance for payment of or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer, then, without prejudice to our rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders may do so as described in Section 3 “Withdrawal Rights” of this Offer to Purchase.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates for such Shares, together with a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or (2) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase, a Book-Entry Confirmation and either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or an Agent’s Message, and (3) any other documents required by the Letter of Transmittal.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to us and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for tendering stockholders for the purpose of receiving payment and transmitting payment to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, as promptly as practicable after the expiration or termination of the Offer, the certificates for such Shares will be returned (and, if certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent) in each case without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility).

We reserve the right to transfer or assign, in whole or from time to time in part, to USSC, or to one or more direct or indirect wholly owned subsidiaries of USSC, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

5. Material U.S. Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of the material United States federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) of Shares sold in the Offer or converted into the right to receive cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. Any such changes could affect the accuracy of the statements and conclusions set forth herein. No ruling has been or will be sought from the IRS and no opinion of counsel will be obtained with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This summary is limited to U.S. Holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, this summary does not address tax considerations that may be applicable to a U.S. Holder’s particular circumstances or to U.S. Holders that may be subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, S corporations, partnerships and other pass-through entities, trusts, stockholders liable for the alternative minimum tax, traders who elect to apply a mark-to-market method of accounting, U.S. expatriates and tax-exempt organizations), persons that own or have owned more than 5% of any class of shares by vote or by value (whether actually or constructively), dissenting stockholders or U.S. Holders who acquired Shares in connection with stock warrant, convertible debt, stock option, stock purchase or restricted stock plans or in other compensatory transactions, or as part of a straddle, hedge, conversion, constructive sale or other integrated security transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those discussed below. This summary does not address holders of options to purchase Aspect Shares or shares of restricted stock granted for compensatory purposes. In addition, this summary does not address any United States federal estate or gift tax consequences, nor any state, local or non-U.S tax consequences, of the Offer and the Merger.

BECAUSE YOUR INDIVIDUAL CIRCUMSTANCES MAY DIFFER, YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE OFFER AND THE MERGER ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of this summary, a “U.S. Holder” is an Aspect stockholder that is, for United States federal income tax purposes, (i) an individual citizen or resident of the United States; (ii) a corporation or an entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, or any state or political subdivision thereof; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has validly elected to be treated as a U.S. person for United States federal income tax purposes.

If a partnership (or other entity taxed as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

Effect of the Offer and Merger.

The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. Holder who receives cash in exchange for Shares in connection with the Offer or the Merger will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and such U.S. Holder’s adjusted tax basis in the Shares surrendered. Any such gain or loss will be long-term capital gain or loss if the holder’s holding period for the Shares surrendered exceeds one year. For non-corporate taxpayers, long-term capital gains are generally taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Information Reporting and Backup Withholding. Payments made to U.S. Holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, U.S. Holders that do not otherwise establish an exemption should complete and return the IRS Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, the taxpayer identification number provided is correct and such holder is not subject to backup withholding. Certain holders (including, among others, corporations) generally are exempt from backup withholding provided that they appropriately establish an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

6. Price Range of the Shares; Dividends on the Shares

The Shares are quoted on Nasdaq under the symbol “ASPM.” The following table sets forth, for each of the periods indicated, the intra-day high and low sales prices per Share as reported on Nasdaq:

	High	Low
Year Ended December 31, 2007:
First Quarter	$19.51	$14.47
Second Quarter	17.58	14.75
Third Quarter	15.70	11.84
Fourth Quarter	16.08	12.59
Year Ended December 31, 2008:
First Quarter	$14.25	$4.87
Second Quarter	7.05	5.02
Third Quarter	7.39	4.71
Fourth Quarter	5.32	2.50
Year Ending December 31, 2009:
First Quarter	$4.55	$2.86
Second Quarter	6.49	3.94
Third Quarter (through October 7, 2009)	12.12	5.10

On September 25, 2009, the day before the public announcement of the execution of the Merger Agreement, the last reported sales price on Nasdaq was $7.67 per Share. On October 7, 2009, the last trading day before commencement of the Offer, the last reported sales price on Nasdaq was $12.01 per Share. Stockholders are urged to obtain current market quotations for the Shares.

According to its Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC, Aspect historically has not declared or paid any cash dividends on the Shares and it does not intend to declare or pay any cash dividends on the Shares in the foreseeable future. Under the Merger Agreement, Aspect is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of USSC.

7. Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

Share Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market LLC, a security must have a minimum bid price of $1, there must be at least 400 beneficial holders and/or holders of record and the security must meet one of three maintenance standards for continued listing on Nasdaq. The first maintenance standard requires that there be at least $10 million in stockholders’ equity, at least 750,000 publicly held shares, a market value of at least $5 million for all publicly held shares and at least two registered and active market makers for the shares. The second maintenance standard requires that the market value of listed securities is at least $50 million, there are at least 1.1 million publicly held shares with an aggregate market value of at least $15 million and at least four registered and active market makers for the shares. The third maintenance standard requires that the issuer’s total assets and total revenue each are at least $50 million for the most recently completed fiscal year or two of the three most recently completed fiscal years, there are at least 1.1 million publicly held shares with an aggregate market value of at least $15 million and at least four registered and active market makers for the shares. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares are not considered to be being publicly held for the purpose of the maintenance standards.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Aspect to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Aspect to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Aspect, such as the short-swing profit-recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy or information statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Aspect and persons holding “restricted securities” of Aspect to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. We intend to seek to cause Aspect to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning Aspect

Aspect is a Delaware corporation with its principal offices at One Upland Road, Norwood, Massachusetts 02062-1546. The telephone number is (617) 559-7000. Aspect is a medical device company primarily focused upon developing, manufacturing and marketing an anesthesia monitoring system called the BIS® system. The BIS system is based on Aspect’s patented core technology, the Bispectral Index®, or the BIS index and includes the BIS monitor, BIS Module Kit or BISx system, which allows original equipment manufacturers to incorporate the BIS index into their monitoring products, and Aspect’s group of sensor products, referred to collectively as BIS Sensors. The BIS system provides information that allows clinicians to assess and manage a patient’s level of consciousness in the operating room, intensive care and procedural sedation settings and is intended to assist the clinician in better determining the amount of anesthesia or sedation needed by each patient. The BIS system is the subject of 23 issued United States patents and ten pending United States patent applications. Aspect’s Shares are traded on Nasdaq under the symbol “ASPM.”

Available Information. Aspect is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning Aspect’s directors and officers, their remuneration, stock options and other matters, the principal holders of Aspect’s securities and any material interest of such persons in transactions with Aspect is required to be disclosed in Aspect’s proxy statements distributed to Aspect’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such information should be obtainable, by mail, upon payment of the SEC’s customary charges, by writing to the Office of Investor Education and Advocacy at the SEC at 100 F Street, N.E., Washington, DC 20549, by sending an e-mail to PublicInfo@sec.gov or by using their online form available at their website on the Internet at http://www.sec.gov. The SEC also provides electronically on its website reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Except as otherwise stated in this Offer to Purchase, the information concerning Aspect contained herein has been taken from or based upon publicly available documents on file with the SEC and other publicly available information. Although we and USSC do not have any knowledge that any such information is untrue, neither we nor USSC takes any responsibility for the accuracy or completeness of such information or for any failure by Aspect to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9. Certain Information Concerning USSC and Purchaser

USSC is a corporation duly incorporated under the laws of Delaware with its principal executive offices located at 150 Glover Ave., Norwalk, Connecticut 06856. The telephone number at that location is (203) 845-1000. USSC is an indirect subsidiary of Covidien plc, a publicly held, global healthcare company focused on the development, manufacture and sale of healthcare products for use in clinical and home settings. Covidien plc operates its business through three segments: Medical Devices, Pharmaceuticals and Medical Supplies. USSC’s shares are not publicly traded, and USSC is not subject to the informational filing requirements of the Exchange Act.

Purchaser is a Delaware corporation that was organized for the purpose of acquiring all of the outstanding Shares of Aspect and, to date, has engaged in no other activities other than those incidental to the Offer and the Merger Agreement. Purchaser is a direct wholly owned subsidiary of USSC. Until immediately prior to the time it purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer. Purchaser is not subject to the informational filing requirements of the Exchange Act. The principal executive offices of Purchaser are located at 15 Hampshire Street, Mansfield, Massachusetts 02048. The telephone number at that location is (508) 261-8000.

Covidien plc is an Irish company with its principal executive offices located at Cherrywood Business Park, Block G, First Floor, Loughlinstown, Co., Dublin, Ireland. Covidien plc’s telephone number is +353 1 439-3000. Covidien plc’s shares are traded on The New York Stock Exchange under the symbol “COV.” The common stock of Covidien plc is registered under the Exchange Act and, in accordance therewith, Covidien plc is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Copies of such information should be obtainable, by mail, upon payment of the SEC’s customary charges, by writing to the Office of Investor Education and Advocacy at the SEC at 100 F Street, N.E., Washington, DC 20549, by sending an e-mail to PublicInfo@sec.gov or by using their online form available at their website on the Internet at http://www.sec.gov. The SEC also provides electronically on its website reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

The name, business address, citizenship, and past and present principal occupations during the past five years of each of the officers and directors of USSC, Purchaser and Covidien plc are set forth in Annex I to this Offer to Purchase.

Neither USSC, Purchaser, Covidien plc, nor, to the best knowledge of USSC, Purchaser and Covidien plc, any of the persons listed in Annex I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither USSC, Purchaser, Covidien plc, nor, to the best knowledge of USSC, Purchaser and Covidien plc, any of the persons listed in Annex I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

Past Contacts, Transactions, Negotiations and Agreements. Except as set forth in Section 11 “Contacts and Transactions with Aspect; Background of the Offer” of this Offer to Purchase and elsewhere in this Offer to Purchase:

•

none of USSC, Purchaser, Covidien plc or, to their best knowledge, any of the persons listed in Annex I to this Offer to Purchase, or any associate or majority-owned subsidiary of any of the foregoing (1) beneficially owns or has a right to acquire any Shares or any other equity securities of Aspect; (2) has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Aspect; or (3) has effected any transaction in the Shares or any other equity securities of Aspect during the past 60 days;

•

during the past two years, there have not been any transactions which would be required to be disclosed under the rules and regulations of the SEC between any of USSC, Purchaser, Covidien plc or any of their respective subsidiaries or, to their best knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and Aspect or any of its executive officers, directors or affiliates, on the other hand; and

•

during the past two years, there have not been any negotiations, transactions or material contacts between any of USSC, Purchaser, Covidien plc, any of their respective subsidiaries or, to their best knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and Aspect or its affiliates, on the other hand, concerning any merger, consolidation, acquisition, tender offer or other acquisition of securities of Aspect, any election of directors of Aspect, or any sale or other transfer of a material amount of assets of Aspect.

Each of USSC, Purchaser and Covidien plc disclaims that it is an “affiliate” of Aspect within the meaning of Rule 13e-3 under the Exchange Act.

10. Source and Amount of Funds

We estimate that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $228,000,000.

Company Stock Options. The Merger Agreement provides that as of immediately prior to the effective time of the Merger (the “Effective Time”) each outstanding option to purchase common stock (each, a “Company Stock Option” and collectively, the “Company Stock Options”), whether vested or unvested, under any stock option plans or other equity-related plans of Aspect (collectively, the “Company Stock Plans”) will become fully vested and cancelled. In consideration for such cancellation, the holders of the Company Stock Options will, within 10 Business Days of the Effective Time, receive from USSC or its affiliates an amount in cash equal to the product of (i) the excess, if any, of (A) the Offer Price over (B) the exercise price per share of the common stock subject to such Company Stock Option, multiplied by (ii) the total number of shares of common stock subject to such Company Stock Option (whether or not then vested or exercisable), without any interest thereon, less any applicable withholding and transfer taxes. If the exercise price of any Company Stock Option is equal to or greater than the Offer Price, such Company Stock Option will be cancelled, without payment of any consideration. Aspect will mail to each Person who is a holder of Company Stock Options, as soon as practicable following the execution of the Merger Agreement, a letter describing the treatment of and payment for such Company Stock Options and providing instructions for use in obtaining payment for such Company Stock Options. Immediately prior to the Effective Time, the Shares that are subject to repurchase by Aspect pursuant to restricted stock or similar agreements, granted pursuant to the Company Stock Plans (the “Restricted Shares”) outstanding immediately prior to the Effective Time will become fully vested and free of any vesting or other lapse restrictions. In addition, as of the Effective Time, the Company Stock Plans will terminate and all rights under any other plan, program or arrangement providing for the issuance or grant of any other interest in Aspect’s or any of its subsidiaries’ capital stock will be cancelled.

Restated 1999 Employee Stock Purchase Plan. Under Aspect’s Restated 1999 Employee Stock Purchase Plan (the Company ESPP”) options to purchase common stock granted pursuant to the Company ESPP become exercisable at the end of the applicable six-month plan period. If the Effective Time occurs on or before such exercise date relating to the plan period currently in effect as of the execution of the Merger Agreement and there are outstanding options with respect to such plan period, the board of directors of Aspect will, prior to the Effective Time, take the necessary actions to cancel such outstanding options as of the closing of the Merger, provided that each holder is given a notice of such cancellation and to the extent that such holder does not elect to withdraw his or her participation in the Company ESPP prior to the Effective Time, then such option will be considered exercised in full on the closing of the Merger, based on payroll deductions credited to his or her account as of a date determined by the board of directors of Aspect, which date is not less than 10 days preceding the closing of the Merger. The board of directors of Aspect will terminate the Company ESPP prior to the Effective Time. Aspect will not commence a new plan period after the execution of the Merger Agreement.

2.5% Convertible Notes. Aspect will provide to the trustee and to each noteholder, in accordance with the applicable provisions of the indenture (the “Indenture”) under which were issued the 2.5% Convertible Senior Notes due June 15, 2014 (the “Convertible Notes”), any notices and announcements required by the Indenture to be delivered at or after the completion of the Offer. The surviving corporation will, on the date of the closing of the Merger, execute such supplemental indenture to the Indenture as may be required. Aspect or the surviving corporation, as applicable, will take all necessary action to comply with all of the terms and conditions of the Indenture in connection with the transactions contemplated by this Agreement, including (i) delivery or publication of any fundamental change or repurchase right notice required by the Indenture, (ii) conducting any offer required under the Indenture to repurchase the Convertible Notes issued thereunder, (iii) depositing with the trustee or paying agent for the notes funds sufficient to pay the repurchase price of any Convertible Notes delivered for repurchase and (iv) taking any such other actions required in connection with clauses (i) through (iii).

The Offer is not contingent upon us or USSC establishing any financing arrangements.

USSC’s parent, Covidien International Finance S.A., has provided a guaranty to Aspect for the full performance and payment by USSC and Purchaser of its obligations pursuant to or in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and is liable for any breach of, or other failure to perform, any such representation, warranty, covenant, obligation, agreement or undertaking of USSC and Purchaser.

11. Contacts and Transactions with Aspect; Background of the Offer

Background of the Offer

Covidien plc and its subsidiaries (for the purposes of this section, “Covidien”) regularly review and consider strategic developments and alternatives. In connection with these reviews, the board of directors of Covidien plc from time to time meets, together with management, to discuss strategic matters. In the past, these discussions have concerned possible transactions, including dispositions, investments and other business initiatives intended to create or enhance stockholder value.

From time to time over the course of the past few years prior to 2009, representatives of Covidien (and its predecessor, Tyco Healthcare) and Aspect have engaged in occasional conversations and discussions about Aspect’s business and research and development results. Rich Meelia, Covidien’s President and CEO, was familiar with Aspect and its business, having served as a director of Aspect until September 2005 when he resigned because of a potential business conflict of interest. At no time prior to 2009 did the parties engage in formal discussions about or determine to pursue any transaction involving Aspect.

On January 9, 2009, Rich Meelia, Amy Wendell, Covidien’s Senior Vice President, Strategy and Business Development, and Nassib Chamoun, Aspect’s President and CEO, met informally over breakfast. During that meeting, Mr. Chamoun told Mr. Meelia and Ms. Wendell about Aspect’s recent progress. In connection with such conversations and discussions and to further review Aspect’s progress, the parties entered into a non-disclosure agreement in January 2009. Following that meeting, Covidien decided to explore the possibility of a transaction involving Aspect.

Between February and June 2009, representatives of Covidien, including William Denman, MD, former Chief Medical Officer for Covidien, Liesl Cooper, Vice President, Healthcare Economics for Covidien and Doug Hansell, MD, current Chief Medical Officer of Covidien’s Respiratory and Monitoring Systems business unit, met with representatives of Aspect, including Mr. Chamoun and Scott Kelley, MD, Chief Medical Officer of Aspect, on a number of occasions to discuss in greater detail Aspect’s recent research and development progress and findings.

On June 25, 2009, Mr. Meelia had a telephone conversation with Mr. Chamoun, during which Covidien expressed its interest in pursuing the acquisition of all of the outstanding capital stock of Aspect for consideration in the range of $7.50 to $8.00 per share, payable in cash upon closing of the acquisition. At the time, the stock was trading in the mid $5.00 per share range. Mr. Chamoun agreed to communicate the offer to Aspect’s board of directors.

On July 17, 2009, Mr. Meelia and Mr. Chamoun met for breakfast. Mr. Chamoun stated that Covidien’s proposed valuation was below a price that would be acceptable to Aspect’s board of directors. Mr. Chamoun advised Mr. Meelia that Covidien would need to raise its offer for Aspect’s board of directors to be willing to consider it.

On July 31, 2009, Mr. Meelia, Ms. Wendell and Charles Dockendorff, Covidien’s Executive Vice President and CFO, met with Mr. Chamoun, Philip Devlin, Aspect’s Vice President of Emerging Technologies and General Manager of Neuroscience and John O’Connor, the Chairman of Aspect’s board of directors, at Covidien’s offices in Mansfield, Massachusetts. The representatives of Covidien and Aspect discussed valuation issues, with Aspect offering support for why it believed a higher valuation of Aspect was justified. The parties agreed to have their respective representatives meet again on August 3, 2009 at Covidien’s offices to continue the discussions.

On August 3, 2009, Aspect sent to Covidien a draft Confidentiality Agreement that was intended to supersede the existing non-disclosure agreement that the parties had previously entered into to include, among other provisions, a standstill provision. The parties negotiated the Confidentiality Agreement and signed it that day.

Also on August 3, 2009, Mr. Chamoun and other members of the executive management team of Aspect met with Ms. Wendell, Pete Wehrly, President of Covidien’s Respiratory and Monitoring Systems business unit, and other representatives of Covidien. Aspect’s representatives presented an overview of the company and its long term plan to the Covidien representatives. Covidien requested additional due diligence information, which Aspect provided.

Later that day, Ms. Wendell spoke via telephone with a representative of Goldman, Sachs & Co. (“Goldman Sachs”), the financial advisor to Aspect. The representative of Goldman Sachs advised Ms. Wendell that Aspect’s board of directors would not accept a price of $8.00 a share but that the board of directors would consider commencing a sale process in the event that Covidien made a higher offer. Ms. Wendell indicated that if the parties could agree on a price that Covidien would want to be granted exclusivity by Aspect to allow it to be able to complete due diligence and negotiate a definitive agreement. The representative of Goldman Sachs advised Ms. Wendell that if there was a price at which the board would grant exclusivity to Covidien, it would be substantially in excess of $8.00.

Following Aspect’s presentation of its long-term plan to Covidien and discussion of additional financial information, on August 4, 2009, Mr. Meelia had a telephone conversation with Mr. O’Connor during which Covidien indicated its willingness to increase its proposed per share consideration payable at the closing of the acquisition to $12.00 per share.

On August 5, 2009, a representative of Goldman Sachs spoke with Ms. Wendell over the phone. The Goldman Sachs representative advised Covidien that its offer of $12.00 per share had been communicated to Aspect’s board of directors, which had taken the offer under consideration. A representative of Goldman Sachs advised Covidien that it would communicate back to her after the Aspect board had decided on its response.

On August 10, 2009, Ms. Wendell and other representatives of Covidien had a conference call with representatives of Goldman Sachs. The Goldman Sachs representative communicated to Covidien that Aspect’s board of directors still believed that Covidien’s offer did not value Aspect appropriately. The Goldman Sachs representative indicated that Aspect’s board of directors had decided to commence a sales process. The Goldman Sachs representative advised Covidien that it would be allowed to continue its due diligence investigation of Aspect in parallel with that process and indicated that Aspect was working on populating an electronic data room for that purpose.

On August 19, 2009, Aspect opened an electronic data room to Covidien’s management and its representatives. Over the next few weeks, Covidien continued to conduct its due diligence review of Aspect and representatives of the parties met in person on a number of occasions for these purposes.

On August 24, 2009, representatives of Covidien met with representatives of J.P. Morgan Securities Inc. (“J.P. Morgan”) to discuss retaining J.P. Morgan as its financial advisor in connection with a possible acquisition of Aspect. J.P. Morgan presented preliminary valuation benchmarks as well as a review of potential competing bidders.

On August 25, 2009, a representative of Goldman Sachs had a telephone call with Ms. Wendell and other representatives of Covidien. The Goldman Sachs representative indicated on the call that Aspect would be looking for Covidien’s written indication of interest no later than Thursday, September 10, 2009. the Goldman Sachs representative and Covidien representatives also discussed additional due diligence requirements.

On September 8, 2009, J.P. Morgan provided Covidien with a valuation update. Covidien determined at that time that it was not prepared to increase its offer above $12.00 per share.

Later that day, Ms. Wendell and other representatives of Covidien had a telephone call with representatives of Goldman Sachs. The Goldman Sachs representative advised Covidien that Aspect’s board of directors considered Covidien’s offer of $12.00 a share to be a promising offer but that the Aspect board did not believe that it was reflective of the full value of Aspect’s business. Covidien reiterated its interest in pursuing an acquisition of Aspect and discussed its due diligence and contract requirements in order for the parties to reach an agreement within a two-week time frame. The Goldman Sachs representative also advised Covidien that Aspect had recently adopted a new retention bonus plan for non-executive employees of Aspect with an estimated bonus pool in the range of $1.7 to $1.9 million. Later that day, the Goldman Sachs representative sent details of Aspect’s retention plans to Covidien.

On September 10, 2009, Covidien provided an indication of interest letter to representatives of Goldman Sachs in which Covidien expressed its interest in pursuing the acquisition of all of the outstanding capital stock of Aspect for a price of $12.00 per share, payable in cash. Covidien explained that the price represented a premium of 91.9% based on the volume-weighted average trading price of Aspect stock over the last 30 days, and implied an enterprise value premium of 104.4% when adjusted for Aspect’s cash on hand and investments. The letter indicated that Covidien’s proposal assumed that Aspect had 18,997,765 shares outstanding, on a fully diluted basis, and had outstanding indebtedness of not more than $58.0 million. The letter also indicated that the proposed valuation was subject to the results of Covidien’s due diligence and the negotiation and approval of mutually acceptable definitive agreements. The letter also sought an exclusivity period during which Covidien would complete its confirmatory due diligence and the parties would work to negotiate a definitive merger agreement. Covidien indicated that it expected to be able to complete its diligence and negotiate the merger agreement by no later than October 1, 2009.

Later that same day, a representative of Goldman Sachs called Ms. Wendell and indicated that Aspect’s board was disappointed that Covidien had not improved its offer above $12.00 per share and recommended that Covidien consider increasing the price. The representative of Goldman Sachs indicated that Aspect would not grant exclusivity to Covidien at a price of $12.00 per share. On a separate call subsequent to the call between the representative of Goldman Sachs and Ms. Wendell, representatives of Goldman and J.P. Morgan continued the negotiation regarding exclusivity. Later, the representative of Goldman Sachs and Ms. Wendell again spoke on the phone. During that call, Ms. Wendell again confirmed that Covidien was not willing to increase its offer above $12.00 per share and still required exclusivity.

Following delivery of the indication of interest, on September 11, 2009, no diligence calls or information flow occurred between the parties over the next several days.

On September 14, 2009, Mr. O’Connor had a telephone call with Mr. Meelia. Mr. O’Connor advised Mr. Meelia that the Aspect board of directors was looking for a price of $13.00 per share, and would grant exclusivity to Covidien at that price, and asked Covidien to increase its offer to that amount. Mr. Meelia did not respond to Aspect’s counteroffer. Later that day, J.P. Morgan communicated to representatives of Goldman Sachs that Covidien would not increase offer above $12.00 per share but would not require exclusivity.

On September 15, 2009, representatives of Goldman Sachs called J.P. Morgan to advise Covidien that Aspect’s board of directors was willing to move forward with negotiations of a definitive agreement at a price of $12.00 per share but that Aspect would not grant exclusivity to Covidien. Representatives of J.P. Morgan advised representatives of Goldman Sachs that Covidien was willing to move forward on that basis as well.

Later in the day on September 15, 2009, Wilmer Hale LLP (“WilmerHale”), outside counsel to Aspect, sent an initial draft of the Merger Agreement to Ropes & Gray LLP (“Ropes & Gray”), outside counsel to Covidien. Among other provisions, the initial Merger Agreement contained proposals with respect to triggers for payment of a termination fee, the definition of Material Adverse Effect, a “no shop” provision, the terms under which Covidien would have the right to match a superior proposal, the operating covenants applicable to Aspect between signing and closing, and closing conditions for the transaction.

Between September 15, 2009 and the signing of the Merger Agreement on September 27, 2009, Covidien continued to conduct its confirmatory due diligence. In addition, throughout this period, Covidien and Aspect discussed a number of human resources and employee benefits matters.

On September 18, 2009, Ropes & Gray sent a revised draft of the Merger Agreement to Aspect and WilmerHale. Covidien proposed a termination fee equal to 4.00% of the equity value of the offer price of the transaction in addition to making other revisions to the Merger Agreement, including providing that certain directors, executive officers and shareholders of Aspect would be required, concurrently with the signing of a Merger Agreement, to enter into Tender and Voting Agreements to support a transaction between Covidien and Aspect and to tender their Shares in the Offer.

On September 20, 2009, WilmerHale sent a revised draft of the Merger Agreement to Covidien and Ropes & Gray. Among other provisions, Aspect proposed a termination fee equal to 2.5% of the equity value of the offer price in addition to making other revisions to the Merger Agreement.

Over the course of the next several days, negotiations regarding the terms of the Merger Agreement continued, including, but not limited to, the size of the termination fee and triggers for payment of the termination fee, the definition of Material Adverse Effect, the “no shop” provision, the terms under which Covidien would have the right to match a superior proposal, the operating covenants applicable to Aspect between signing and closing, and closing conditions for the transaction. During the same period, the terms of the Tender and Voting Agreements were negotiated.

On September 22, 2009, Ropes & Gray requested First Manhattan Co., a holder of approximately 17.3% of Aspect’s outstanding shares, enter into a Tender and Voting Agreement in connection with the proposed transaction. Over the course of the next few days, Covidien and First Manhattan Co. discussed the terms of the Tender and Voting Agreement and First Manhattan Co. instead agreed to enter into a separate agreement providing it would not sell its shares to a competing bidder.

On September 25, 2009, the Covidien board of directors approved the proposed Merger Agreement, the Offer and Merger.

On September 27, 2009, the Aspect board of directors approved the proposed Merger Agreement, the Offer and Merger. Later on the same day, the Merger Agreement, the Tender and Voting Agreements, the Agreement with First Manhattan Co. and other transaction-related documents were signed and their execution was announced in a joint press release the following morning.

Contacts and Transactions with Aspect

During the time in which Covidien and Aspect were negotiating the Merger Agreement and the terms of the Offer, representatives of Covidien had discussions with Mr. Chamoun regarding a possible role for Mr. Chamoun in the organization after the closing. Covidien and Mr. Chamoun have not, however, discussed terms with respect to any such employment or consulting arrangement as of the date of this Offer to Purchase.

As of the date of this Offer to Purchase, USSC and Purchaser have not entered into any agreement, arrangement or understanding with Mr. Chamoun or any other members of Aspect management regarding employment or consultancy with the surviving corporation. USSC intends to seek to retain certain members of the Aspect management team following the Effective Time. As part of these retention efforts, USSC may enter into employment or consultancy, compensation, retention, severance or other employee or consultant benefit arrangements with Aspect executive officers and other key Aspect employees; however, there can be no assurance that any parties will reach an agreement. Any such arrangements would be subject to negotiation and discussion, and no terms or conditions have been agreed upon or finalized. Any such new arrangements would not become effective until the Effective Time. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Aspect — Plans for Aspect” of this Offer to Purchase.

12. Purpose of the Offer; the Merger Agreement; Plans for Aspect

Purpose

The purpose of the Offer is to enable Covidien plc, through USSC and Purchaser, to acquire control of Aspect and is the first step in USSC’s acquisition of all of the outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise.

The Merger Agreement

The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is an exhibit to the Tender Offer Statement on Schedule TO that we and USSC have filed with the SEC and which is hereby incorporated in this Offer to Purchase by reference. Copies of the Tender Offer Statement on Schedule TO together with all exhibits thereto, including the Merger Agreement, may be obtained and examined as set forth in Section 9 “Certain Information Concerning USSC and Purchaser.” Stockholders should read the Merger Agreement in its entirety for a more complete description of the matters summarized below.

The Offer. The Merger Agreement provides that we will commence the Offer no later than October 8, 2009 and that, upon the terms and subject to the satisfaction or, to the extent permitted, waiver of the conditions of the Offer, we will purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer. The conditions of the Offer are set forth in Section 14 “Certain Conditions of the Offer” of this Offer to Purchase.

Top-Up Option. Aspect has granted us an option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price up to that number of newly issued Shares (the “Top-Up Shares”) equal to the number of Shares that, when added to the number of Shares directly or indirectly owned by us, USSC or our respective affiliates at the time of exercise of the Top-Up Option, will constitute one share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares. However, the Top-Up Option will not be exercisable for a number of Shares in excess of the aggregate of the number of Shares held as treasury shares by Aspect or its subsidiaries and the number of Shares that Aspect is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not otherwise reserved for issuance to satisfy outstanding rights to acquire Shares) as of immediately prior to the exercise of the Top-Up Option. The purpose of the Top-Up Option is to permit us to complete the Merger under the “short-form” merger provisions of Delaware law without a special meeting of Aspect’s stockholders. We may exercise the Top-Up Option once, in whole but not in part, at any time following the time at which we first accept any Shares for payment pursuant to the Offer (the “Acceptance Time”) and the expiration of any subsequent offering period and on or prior to the fifth business day after the later of (i) the expiration of the Offer or (ii) the expiration of any subsequent offering period. The purpose of this provision is to facilitate a short-form merger following completion of the Offer. We are required to exercise the Top-Up Option if doing so would allow us to effect a short-form merger, as described below.

The Merger. The Merger Agreement provides that, following the satisfaction or waiver of the conditions described below under “Conditions to the Merger,” (i) we will be merged with and into Aspect and our separate corporate existence will thereupon cease; and (ii) Aspect will be the surviving corporation in the Merger and will become a wholly owned subsidiary of USSC. Each issued Share (other than any Shares owned by USSC, us, any affiliate of USSC or Aspect, or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, less applicable withholding and transfer taxes.

Vote Required to Approve Merger. The DGCL requires, among other things, that Aspect’s board of directors approve the Merger Agreement and, if the short-form merger procedure described below is not available, that the holders of a majority of Aspect’s outstanding voting securities adopt the Merger Agreement. If the short-form merger procedure is not available for the Merger, Aspect’s stockholders will need to adopt the Merger Agreement. If stockholder adoption is required by the DGCL, Aspect will (subject to applicable legal requirements and requirements of its certificate of incorporation and bylaws) call and hold a meeting of its stockholders as promptly as practicable following the acceptance of, and payment for, Shares pursuant to the Offer. If the Minimum Condition in the Offer is satisfied and we accept for payment Shares tendered pursuant to the Offer, we will have sufficient voting power to adopt the Merger Agreement at a meeting of Aspect stockholders without the affirmative vote of any other Aspect stockholder.

“Short-Form” Merger Procedure. The DGCL provides that, if a parent company owns at least 90% of the outstanding shares of each class of a subsidiary’s stock entitled to vote to adopt a merger agreement, the parent company may effect a merger with the subsidiary pursuant to the “short-form” merger procedures without prior notice to, or the approval of, the other stockholders of the subsidiary. In order to consummate the Merger pursuant to these provisions of the DGCL, we would have to own at least 90% of the outstanding Shares of Aspect. If we are able to consummate the Merger pursuant to these provisions of the DGCL, the closing of the Merger would take place promptly after the closing of the Offer, without any notice to or approval of the other stockholders of Aspect.

Conditions to the Merger. The Merger Agreement provides that the obligations of each party to effect the Merger are subject to the satisfaction or waiver of the following conditions:

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we have accepted for payment and paid in full for all Shares validly tendered and not validly withdrawn pursuant to the Offer; provided, however, that neither we nor USSC may assert the failure of this condition if, in breach of the Merger Agreement or the terms of the Offer, we have failed to purchase any of the Shares validly tendered and not validly withdrawn pursuant to the Offer;

•	the adoption of the Merger Agreement by a vote of at least a majority of the holders of the Shares, to the extent required pursuant to the requirements of the DGCL; and

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no foreign or domestic court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority, agency or instrumentality (a “Governmental Entity”) of competent jurisdiction has enacted, issued, promulgated, enforced or entered any applicable federal, state, local or foreign laws, statutes, regulations, rules, ordinances, judgments, decrees, orders, writs or injunctions (collectively, “Laws”) which are in effect and which have the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; provided, however, that prior to invoking this provision, we, USSC and Aspect will use commercially reasonable efforts to have any such Law lifted.

Termination of the Merger Agreement. The Merger Agreement may be terminated and the Offer and Merger may be abandoned:

a)	by mutual written consent of USSC, us and Aspect at any time prior to the Acceptance Time; or

b)	by either USSC or Aspect at any time prior to the Acceptance Time and after March 26, 2010 (the “Outside Date”) if the Acceptance Time has not occurred on or before the Outside Date (provided that the right to terminate the Merger Agreement pursuant to this clause will not be available to any party whose failure to fulfill any obligation under the Merger Agreement was a principal cause of or resulted in the failure of the Acceptance Time to occur on or before the Outside Date); or

c)	by either USSC or Aspect at any time prior to the Acceptance Time if a Governmental Entity of competent jurisdiction has issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance of and payment for Shares pursuant to the Offer or consummation of the Merger; provided, however, that neither party may terminate the Merger Agreement pursuant to this clause if the issuance of any such order, decree, ruling or other action is attributable to the terminating party’s (or any of such party’s affiliates’) failure to perform in any material respect any covenant in the Merger Agreement required to be performed by such party at or prior to the Acceptance Time; or

d)	by USSC or Aspect if the Offer (as it may have been extended) expires as a result of the non-satisfaction of the conditions of the Offer set forth in Section 14 “Certain Conditions of the Offer” of this Offer to Purchase (the “Conditions to the Merger”), without our acceptance of any Shares validly tendered (and not validly withdrawn) pursuant to the Offer; provided, however, that neither party may terminate the Merger Agreement pursuant to this clause if the non-satisfaction of the Conditions to the Merger is attributable to the failure of such terminating party (or any affiliate of such party) to fulfill any of its obligations under the Merger Agreement; or

e)	by USSC, prior to the purchase of any Shares pursuant to the Offer, if: (i) the board of directors of Aspect fails to recommend the tender of Shares pursuant to the Offer in the Schedule 14D-9 or fails to recommend the approval of the Merger Agreement’s adoption by a majority vote of Aspect’s stockholders or withholds, withdraws, qualifies or modifies (or proposes publicly to withhold, withdraw, qualify or modify), in each case in a manner adverse to USSC, such approval or recommendation by Aspect’s board of directors (a “Company Board Recommendation Change”); (ii) the board of directors of Aspect approves, endorses or recommends to the stockholders of Aspect an Acquisition Proposal (defined below) (other than the Offer and the Merger) or enters into or publicly announces its intention to enter into any agreement with respect to any Acquisition Proposal (other than the Offer and the Merger); (iii) the board of directors of Aspect fails to reaffirm its approval and recommendation in favor of the Offer, the Merger, the Merger Agreement or the adoption of the Merger Agreement within four business days of USSC’s request, which request may only be made after a public announcement of an Acquisition Proposal by a person other than USSC or us or any of our or USSC’s respective affiliates (provided that USSC may only make two such reaffirmation requests prior to the Acceptance Time); (iv) a tender offer or exchange offer for outstanding shares of Aspect’s common stock commences (other than by USSC or an affiliate of USSC) and the board of directors of Aspect recommends that the stockholders of Aspect tender their shares in such tender or exchange offer or, within 10 business days after the commencement of such tender or exchange offer, Aspect’s board of directors takes a neutral position, or fails to recommend against, acceptance of such offer; or (v) after Aspect’s receipt of any Acquisition Proposal, Aspect violates or breaches in any material respect its obligations under certain provisions of the Merger Agreement with respect to such Acquisition Proposal (each of clauses (i) through (iv), a “Trigger Event”); or

f)	by Aspect, at any time prior to the Acceptance Time, pursuant to the terms of the Merger Agreement, in order to enter into an Alternative Acquisition Agreement (defined below) with respect to a Superior Proposal (defined below); or

g)	by USSC, at any time prior to the Acceptance Time, if Aspect breaches or fails to perform, or there is an inaccuracy in, any representation, warranty, covenant or agreement on the part of Aspect set forth in the Merger Agreement, which breach or inaccuracy (i) results in the conditions set forth under subparagraphs (c)(iii) or (c)(iv) of Section 14 “Conditions to the Offer” not being satisfied, and (ii) is not cured within 20 business days following receipt by Aspect of written notice of such breach, failure to perform or inaccuracy from USSC; or

h)	by Aspect, at any time prior to the Acceptance Time, if we breach or fail to perform, or USSC breaches or fails to perform, or there is an inaccuracy in, any representation, warranty, covenant or agreement on the part of us or USSC set forth in the Merger Agreement, which breach, failure to perform or inaccuracy (i) results in any of the Conditions to the Merger not being satisfied and (ii) is not cured within 20 business days following receipt by USSC of written notice of such breach, failure to perform or inaccuracy from Aspect; or

i)	by Aspect if, for any reason, we fail to commence the Offer by the date that is 10 business days after the date of the Merger Agreement, provided, however, that Aspect may not terminate the Merger Agreement pursuant to this clause if such failure to commence the Offer results from the breach of the Merger Agreement by Aspect or if Aspect has not provided us with a Schedule 14D-9 Aspect is prepared to file, without further revisions (subject only to review, and revisions required following such review, of our Schedule TO), upon commencement of the Offer.

In the event that the Merger Agreement is terminated for any reason set forth above, the Merger Agreement will become void and there will be no liability or obligation on the part of USSC, Aspect or us or their or our respective officers, directors, stockholders or affiliates, except for certain enumerated exceptions. However, any such termination does not relieve us, USSC or Aspect from liability for any fraud or intentional breach of the Merger Agreement (it being understood that our or USSC’s failure to accept and pay for the Shares validly tendered and not validly withdrawn pursuant to the Offer promptly following the Expiration Date in the event that all Conditions to the Merger have been satisfied or, to the extent permitted, waived, as of the Expiration Date will be considered an intentional breach by USSC and us pursuant to the Merger Agreement).

Alternative Acquisition Proposals. The Merger Agreement prohibits the board of directors of Aspect from adopting, approving or recommending, other than the transactions contemplated by the Merger Agreement, any transaction involving:

•	any proposal or offer for a merger, consolidation, dissolution, recapitalization, share exchange, tender offer or other business combination involving Aspect and its subsidiaries;

•	any proposal for issuance by Aspect of 20% or more of its equity securities;

•	any proposal or offer to acquire in any manner, directly or indirectly, 20% or more of the equity securities or consolidated total assets of Aspect and its subsidiaries; or

•	any recapitalization, restructuring, liquidation or dissolution of Aspect.

Each of the above four bullet points is referred to in the Merger Agreement and the Offer as an “Acquisition Proposal.” Except as provided in the following two paragraphs, from the date of the Merger Agreement until the termination of the Merger Agreement, neither Aspect nor any of its subsidiaries will, and Aspect will not authorize or permit its directors, officers, employees, investment bankers, attorneys, accountants, other advisors and representatives (collectively, “Representatives”) to directly or indirectly:

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solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal; or

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enter into, continue or otherwise participate in any discussions or negotiations with, or furnish any non-public information to, any person (other than USSC or its Representatives) relating to any Acquisition Proposal.

However, in response to a bona fide written Acquisition Proposal that did not result from a material breach of the provisions of the Merger Agreement outlined in the prior sentence and provided that notice is appropriately given to USSC, prior to the Acceptance Time, Aspect may (i) furnish non-public information to any person making an Acquisition Proposal that the board of directors of Aspect determines in good faith (after consultation with outside counsel and its financial advisors) is, or is reasonably likely to lead to, a Superior Proposal (defined below) (such person, a “Qualified Person”) pursuant to a confidentiality agreement not less restrictive in any material respect with respect to the Qualified Person than with respect to USSC and us, and (ii) engage in discussions or negotiations (including solicitation of revised Acquisition Proposals) with any Qualified Person (and the Representatives of such Qualified Person) regarding any such Acquisition Proposal.

Prior to the Acceptance Time, Aspect must notify USSC within one business day in the event Aspect or its Representatives receives (i) any Acquisition Proposal, (ii) any request for non-public information, other than requests for information in the ordinary course of business and, in the good faith judgment of the board of directors of Aspect, unrelated to an Acquisition Proposal, or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal. Aspect will provide USSC within one business day the identity of such person and a copy of such Acquisition Proposal (or, where such Acquisition Proposal is not in writing, a description of the material terms and conditions of such Acquisition Proposal). Aspect will keep USSC reasonably informed in writing (and in any event no later than one business day) after the occurrence of any material changes, developments, discussions or negotiations relating to such Acquisition Proposal, including furnishing copies of any material written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting the foregoing, Aspect will within one business day notify USSC in writing if it determines to begin providing non-public information or to engage in discussions or negotiations concerning an Acquisition Proposal. Aspect will not enter into any agreement with any person subsequent to the date of the Merger Agreement that would restrict Aspect’s ability to provide such information to USSC. If Aspect is a party to any agreement that would prohibit Aspect from providing such information to USSC, prior to providing non-public information to, or engaging in discussions or negotiations with, the counterparty to such agreement, Aspect will obtain approval from the counterparty to such agreement to allow Aspect to provide such information to USSC.

These restrictions will not prohibit Aspect, any of its subsidiaries or the board of directors of Aspect from taking and disclosing to Aspect’s stockholders the position with respect to a tender offer contemplated by Rules 14d-9 or 14e-2 promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position. Aspect may also make any disclosure to Aspect’s stockholders, if, in the good faith judgment of the board of directors of Aspect, after consultation with outside counsel, failure to disclose would be inconsistent with its obligations under applicable Law.

Aspect will, and will cause its Representatives to, cease immediately all discussions and negotiations that commenced prior to the date of the Merger Agreement regarding any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal and will promptly demand to be returned (or destroyed, to the extent permitted by the terms of the applicable confidentiality agreement) all confidential information provided by or on behalf of Aspect or any of its subsidiaries to any such person.

A “Superior Proposal” is a bona fide written proposal made by a third party to acquire 50% or more of the equity securities or consolidated total assets of Aspect and its subsidiaries, pursuant to a tender or exchange offer, a merger, a consolidation, business combination or recapitalization or a sale of its assets, (i) on terms which the board of directors of Aspect determines in good faith to be more favorable to the holders of Shares than the transactions contemplated by the Merger Agreement (after consultation with its financial and legal advisors), taking into account all the terms and conditions of such proposal and the Merger Agreement that the board of directors of Aspect determines in good faith to be relevant, including the timing and likelihood of consummating the transactions contemplated by such proposal and the Merger Agreement, and (ii) which the board of directors of Aspect has determined to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal that it determines in good faith to be relevant.

Any material violations of the restrictions related to Acquisition Proposals by any of Aspect’s Representatives will be a material breach of the Merger Agreement by Aspect. Aspect will not terminate, waive, amend or modify any provision of, or grant permission or request under, any standstill or confidentiality agreement to which it or any of its subsidiaries is or becomes a party. Moreover, Aspect will use commercially reasonable efforts to enforce the provisions of any such agreement. However, Aspect may terminate, waive, amend or modify any provision of, or grant any permission or request under, any standstill agreement relating to the submission of any unsolicited Acquisition Proposal if the board of directors of Aspect determines in good faith, after consultation with outside counsel, that failure to do so would be inconsistent with the fiduciary duties of the board of directors of Aspect to the stockholders of Aspect under applicable Law. Aspect will promptly provide to USSC any non-public information concerning Aspect or its subsidiaries provided or made available pursuant to the Merger Agreement which was not previously provided or made available to USSC.

Prior to termination of the Merger Agreement Aspect will not:

•	except as permitted in the Merger Agreement, effect a Company Board Recommendation Change;

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enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement (an “Alternative Acquisition Agreement”) providing for the consummation of a transaction contemplated by any Acquisition Proposal (other than a confidentiality agreement referred to above entered into in the circumstances referred to above); and

•	except as set forth in the Merger Agreement, adopt, approve or recommend any Acquisition Proposal.

However, prior to the Acceptance Time, if Aspect receives a written, bona fide Acquisition Proposal from a third party, which proposal did not result from a material breach by Aspect of the non-solicitation provisions of the Merger Agreement, as described in this Section of the Offer to Purchase, relating to Acquisition Proposal, and the board of directors of Aspect concludes in good faith, after consultation with outside counsel and its financial advisors, that such Acquisition Proposal constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of the Merger Agreement which may be offered by USSC pursuant to a written, binding and irrevocable offer to alter the terms or conditions of the Merger Agreement, the board of directors of Aspect may (if it determines in good faith, after consultation with outside counsel, that the failure to take action would be inconsistent with its fiduciary duties to the stockholders of Aspect under applicable Law) effect a Company Board Recommendation Change and/or terminate the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal.

Notwithstanding the foregoing, Aspect may not terminate the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, unless in advance of or substantially concurrently with such termination Aspect pays the Termination Fee (defined below) and promptly following such termination enters into a binding definitive contract for such Superior Proposal. Solely in connection with such termination, all references to “20%” in the definition of “Acquisition Proposal” are deemed to be references to “50%.”

In addition, the board of directors of Aspect may not effect a Company Board Recommendation Change or terminate the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal unless (i) such Acquisition Proposal does not result from a material breach by Aspect of the non-solicitation provisions of the Merger Agreement, as described in this Section of the Offer to Purchase, relating to Acquisition Proposals, (ii) Aspect provides prior written notice to USSC, at least three business days in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal. The notice will specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and contemporaneously provide a copy of the proposed Alternative Acquisition Agreement with respect to such Superior Proposal, (iii) prior to effecting such Company Board Recommendation Change or such termination, Aspect will, if requested by USSC, make its Representatives available during the Notice Period to discuss with USSC’s Representatives any modifications to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, and (iv) following any discussions described in the immediately preceding clause (iii), the board of directors of Aspect determines in good faith that such Acquisition Proposal continues to constitute a Superior Proposal. If any material revisions to the terms of the Superior Proposal are made after the start of the Notice Period, Aspect must deliver a new written notice to USSC in accordance with the requirements of the Merger Agreement, and the Notice Period will re-commence on the date of such new notice. If fewer than three business days remain before the then scheduled expiration date of the Offer, the Notice Period with respect to the board of directors of Aspect effecting a Company Board Recommendation Change will be 24 hours. However, the Notice Period with respect to Aspect terminating the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal remains three business days. Any Company Board Recommendation Change will not change the approval of the board of directors of Aspect for purposes of causing any state takeover statute or other Law to be inapplicable to the transactions contemplated by the Merger Agreement, including each of the Offer and the Merger, or to the Tender and Voting Agreements.

Notwithstanding the foregoing, the board of directors of Aspect may make a Company Board Recommendation Change in the absence of a Superior Proposal if the board of directors of Aspect has concluded in good faith, after consultation with its outside counsel, that failure to take such action is inconsistent with its fiduciary duties to the stockholders of Aspect under applicable Law and Aspect provides to USSC at least three business days’ prior written notice (or such shorter period as remains prior to the scheduled expiration date of the Offer) advising USSC that the board of directors of Aspect intends to take such action and specifying the reasons for such action in reasonable detail. During such three business day (or shorter) period, if requested by USSC, Aspect must engage in good faith negotiations and make its Representatives available to discuss with USSC’s Representatives any amendment to the Merger Agreement that USSC desires to propose to obviate the need or reason for the Company Board Recommendation Change.

Fees and Expenses; Termination Fee. The Merger Agreement provides that, except as described below, all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the Merger is consummated.

The Merger Agreement also provides that Aspect will pay USSC a termination fee of $8,000,000 (the “Termination Fee”) if the Merger Agreement is terminated by USSC pursuant to clause (e) under “Termination of the Merger Agreement” above (which fee will be paid to USSC within two business days after the date of termination of the Merger Agreement), by Aspect pursuant to clause (f) under “Termination of the Merger Agreement” above (which fee will be paid to USSC on the date of termination) or by USSC pursuant to clause (d) or (g) under “Termination of the Merger Agreement” above, and such termination under clause (g) is a result of an intentional or knowing material breach by Aspect of a covenant or agreement by Aspect after the execution of the Merger Agreement (which fee will be paid to USSC on the date of consummation of the referenced transaction). Aspect will not be required to pay the Termination Fee for a termination pursuant to clause (d) or (g) under “Termination of the Merger Agreement” unless (i) before the date of such termination, an Acquisition Proposal has been publicly announced and not withdrawn and (ii) within 12 months after the date of termination, Aspect consummates an Acquisition Proposal or enters into a definitive agreement for a transaction contemplated by an Acquisition Proposal (which Acquisition Proposal is ultimately consummated). For purposes of this paragraph, each reference to 20% in the definition of Acquisition Proposal is deemed to be a reference to 50%.

If Aspect fails to promptly make any payment of the termination fee required under the Merger Agreement and USSC commences a suit to collect such payment, Aspect will indemnify USSC for its fees and expenses (including attorneys fees and expenses) incurred in connection with such suit and will pay interest on the amount of the payment at the prime rate of Bank of America (or its successors or assigns) in effect on the date the payment was payable pursuant to the provisions of the Merger Agreement.

Conduct of Business. The Merger Agreement provides that from the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement pursuant to its terms or the consummation of the Merger, Aspect will, and will cause its subsidiaries to, use commercially reasonable efforts to act and carry on its business in the ordinary course of business consistent in all material respects with past practice (the “Ordinary Course of Business”). Without limiting the generality of the foregoing, without the prior written consent of USSC (such consent not to be unreasonably withheld, conditioned or delayed) or except as otherwise specifically provided in the Merger Agreement, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms or the consummation of the Merger, Aspect has agreed to:

•	Except for actions taken in the Ordinary Course of Business, use commercially reasonable efforts to preserve intact and keep available the services of present employees of Aspect and its subsidiaries;

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Use commercially reasonable efforts to keep in effect casualty, product liability, workers’ compensation and other insurance policies in coverage amounts substantially similar to those in effect at the date of the Merger Agreement;

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Use commercially reasonable efforts to preserve the business of Aspect, to develop, commercialize and pursue regulatory approvals for Aspect’s product candidates and products and to advertise, promote and market the products of Aspect and its subsidiaries, and use commercially reasonable efforts to keep Aspect’s properties substantially intact, to preserve its goodwill and business and to maintain all physical properties in such operating condition as will permit the conduct of Aspect’s business on a basis consistent in all material respects with past practice;

•	Use commercially reasonable efforts to preserve and protect its owned intellectual property and obtain a discharge of a security interest held by a prior lender;

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Take all reasonable actions necessary with respect to stock options, restricted shares and convertible notes to effectuate the terms of the Merger Agreement, provided, however, that USSC has the right to approve any agreements to modify material terms of the underlying instruments (such approval not to be unreasonably withheld, delayed or conditioned); and

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Notify and consult with USSC promptly (A) after receipt of any material communication from any Governmental Entity or inspections of any manufacturing or clinical trial site and before giving any material submission to a Governmental Entity, and (B) prior to making any material change to a study protocol, adding new trials, making any material change to a manufacturing plan or process, or making a material change to the development timeline for any of its product candidates or programs.

In addition, subject to exceptions in a disclosure schedule, without the prior written consent of USSC (such consent not to be unreasonably withheld, conditioned or delayed), Aspect has agreed not to:

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Sell or transfer, or mortgage, pledge, lease, license or otherwise encumber any of its assets, including its intellectual property, other than in connection with (i) sales or transfers of inventory in the Ordinary Course of Business and (ii) other sales and transfers in amounts not exceeding, in the aggregate, $250,000;

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Incur any indebtedness for borrowed money in excess of $250,000 in the aggregate or incur any obligation or liability or enter into any contract or commitment involving potential payments to or by Aspect or any of its subsidiaries, other than in the Ordinary Course of Business or otherwise in amounts not exceeding $500,000 in the aggregate;

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Change the compensation payable to any officer, director, employee, agent or consultant, or enter into any employment, severance, retention or other agreement or arrangement (other than offer letters to at-will employees entered into in the Ordinary Course of Business) with any officer, director, employee, agent or consultant of Aspect or its subsidiaries, or adopt, or increase the benefits (including fringe benefits) under, any employee benefit plan or otherwise, except (A) in each case, as required by Law or in accordance with existing agreements, arrangements or plans, or (B) in the case of compensation or severance for employees, agents or consultants who are not executive officers or directors, in the Ordinary Course of Business; or make any loans to any of its directors, officers or employees, agents or consultants (other than routine advances to employees of Aspect and its subsidiaries in the Ordinary Course of Business);

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Make any change in the number of shares of its capital stock authorized, issued or outstanding or grant or accelerate the exercisability of any option, warrant or other right to purchase, or convert any obligation into, shares of its capital stock, declare or pay any dividend or other distribution with respect to any shares of its capital stock, sell or transfer any shares of its capital stock, or redeem or otherwise repurchase any shares of its capital stock; provided, however, the foregoing limitations will not apply in connection with (1) the acquisition of shares of common stock (A) from holders of stock options in full or partial payment of the exercise price and any applicable withholding taxes payable by such holder upon exercise of stock options to the extent required or permitted under the terms of such stock options or (B) from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares at their original issuance price or forfeiture of shares for no consideration, in each case in connection with any termination of services to Aspect or any of its subsidiaries, (2) the payment of any cash dividend required to made under Aspect’s certificate of incorporation, as in effect on the date hereof, or the payment of any intercompany dividends, (3) the conversion or exercise of convertible securities outstanding on the date of the Merger Agreement in connection with (A) the exercise of stock options outstanding on the date of the Merger Agreement, (B) Aspect’s employee stock purchase plan or the rights plan or (C) the conversion of Aspect’s convertible notes and (4) the grants of awards or “options” with respect to common stock to the extent permitted pursuant to the immediately preceding bullet point;

•	Cause, permit or propose any amendments to the certificate of incorporation or bylaws of Aspect or any of its subsidiaries or elect or appoint any new officers;

•	Make, or permit to be made, any material acquisition, investment, or capital contribution outside the Ordinary Course of Business;

•	Authorize any single capital expenditure in excess of $250,000 or capital expenditures which in the aggregate exceed $500,000;

•	Except as may be required as a result of a change in Law or in Generally Accepted Accounting Principles, change any of the accounting practices or principles used by it;

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Make, revise or amend any material tax election (including any election pursuant to Section 108(i) of the Code and Rev. Proc. 2009-37) or settle or compromise any federal, state, local or non-U.S. tax liability, including any voluntary disclosure agreement, change any annual tax accounting period, change any material method of tax accounting, enter into any closing agreement relating to any tax, file any amended material tax return, prepare or file any tax return in a manner inconsistent with past practice, surrender any right to claim a material tax refund, or consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment;

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Commence, settle or compromise any pending or threatened suit, action or claim which (A) is material to Aspect and its subsidiaries, taken as a whole, or otherwise involves the payment by Aspect of an amount in excess of $500,000, in the aggregate, for all such suits, actions or claims or which challenges the transactions contemplated hereby, (B) would involve material restrictions on the business activities of Aspect or any of its subsidiaries, or (C) would involve the issuance of Aspect securities;

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Except in connection with the termination of the Merger Agreement pursuant to clause (f) under “Termination of the Merger Agreement” above, (A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Aspect (other than the Offer and Merger) or (B) amend, alter, or terminate the Rights Agreement dated November 29, 2004 by and between Aspect and Computershare Trust Company (f/k/a Equiserve Trust Company, N.A.), as amended by an Amendment No 1. dated May 23, 2005, Amendment No. 2 dated November 1, 2007, Amendment No. 3 dated June 2, 2008 and Amendment No. 4 dated September 27, 2009 (as so amended, the “Company Rights Plan”) or adopt any new stockholder rights plan, except as contemplated by the provisions of the Merger Agreement;

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Pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the Ordinary Course of Business, of liabilities reflected or reserved against in balance sheet submitted to USSC or incurred in the Ordinary Course of Business since the date of the balance sheet submitted to USSC;

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Make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of Aspect or customary advances to employees for travel and business expenses in the Ordinary Course of Business);

•	Effectuate a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 or effectuate any similar action under any foreign Law;

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Except as contemplated in the Merger Agreement, enter into or modify in any material respect, or permit a subsidiary of Aspect to enter into or modify in any material respect, any material contract or any agreement or contract that if in existence on the date hereof would constitute a material contract;

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Except as permitted pursuant to the provisions of the Merger Agreement, modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality agreement or non-competition agreement to which Aspect is a party; and

•	Authorize or commit or agree, in writing or otherwise, to take any of the foregoing actions.

Board of Directors. The Merger Agreement provides that, upon the first acceptance for payment of, and payment by us for, an aggregate amount of Shares that satisfies the Minimum Condition, and from time to time thereafter as Shares are accepted for payment and paid for by USSC, USSC may designate such number of members of the board of directors of Aspect, rounded up to the nearest whole number, as will give USSC representation on the board of directors of Aspect equal to the product of the total number of members of the board of directors of Aspect (after giving effect to the directors elected, appointed or designated pursuant to this sentence) multiplied by the percentage that the number of Shares beneficially owned by USSC or us at such time (including Shares so accepted for payment) bears to the total number of Shares then outstanding (determined on a fully diluted basis).

In addition, Aspect will, upon USSC’s request, use commercially reasonable efforts promptly either to increase the size of Aspect’s board of directors or to secure the resignations of such number of Aspect’s incumbent directors, or both, as is necessary to enable the directors appointed by USSC to be elected or appointed to Aspect’s board of directors and Aspect will take all reasonable actions available to Aspect to cause the directors appointed by USSC to be elected or appointed. At such time, Aspect will, if requested by USSC, also take all reasonable action necessary to cause persons designated by USSC to constitute at least the same percentage (rounded up to the next whole number) as is on the board of directors of Aspect of each committee of the board of directors of Aspect (other than any committee of the board of directors of Aspect established to take action under the Merger Agreement), each board of directors (or similar body) of each subsidiary of Aspect and each committee (or similar body) of each such board of directors.

Stock Options. Each Company Stock Option granted under any Company Stock Plan, whether vested or unvested, that is outstanding immediately prior to the Effective Time will become fully vested and be cancelled as of immediately prior to the Effective Time (without regard to the exercise price of such Company Stock Option) in exchange for the right to receive at the Effective Time a lump sum cash payment in the amount of the Option Consideration (as defined below), if any, with respect to such Company Stock Option. Each option holder will promptly following the Effective Time (but in any event not later than 10 business days) receive an amount (net of any applicable withholding and transfer taxes) equal to the product of (i) the excess, if any, of (A) the Offer Price over (B) the exercise price per Share subject to such Company Stock Option, multiplied by (ii) the total number of Shares subject to such Company Stock Option (whether or not then vested or exercisable), without any interest thereon (the “Option Consideration”). In the event that the exercise price of any Company Stock Option is equal to or greater than the Offer Price, such Company Stock Option will be cancelled, without any consideration being paid, and have no further force or effect. USSC will maintain liquid funds to satisfy obligations to holders of Company Stock Options.

Each Restricted Share granted pursuant to the Company Stock Plans outstanding immediately prior to the Effective Time will become fully vested and free of any vesting or other lapse restrictions immediately prior to the Effective Time.

Under Aspect’s Company ESPP, options to purchase common stock granted pursuant to the Company ESPP become exercisable at the end of the applicable six-month plan period. If the Effective Time occurs on or before such exercise date relating to the plan period currently in effect as of the execution of the Merger Agreement and there are outstanding options with respect to such plan period, the board of directors of Aspect will, prior to the Effective Time, take the necessary actions to cancel such outstanding options as of the closing of the Merger, provided that each holder is given a notice of such cancellation and to the extent that such holder does not elect to withdraw his or her participation in the Company ESPP prior to the Effective Time, then such option will be considered exercised in full on the closing of the Merger, based on payroll deductions credited to his or her account as of a date determined by the board of directors of Aspect, which date is not less than 10 days preceding the closing of the Merger. The board of directors of Aspect will terminate the Company ESPP prior to the Effective Time. Aspect will not commence a new plan period after the execution of the Merger Agreement.

As of the Effective Time, the Company Stock Plans will terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of Aspect or any subsidiary of Aspect will be cancelled.

Convertible Notes. Aspect will provide to the trustee and to each noteholder, in accordance with the applicable provisions of the indenture (the “Indenture”) under which were issued the 2.5% Convertible Senior Notes due June 15, 2014 (the “Convertible Notes”), any notices and announcements required by the Indenture to be delivered at or after the completion of the Offer. The surviving corporation will, on the date of the closing of the Merger, execute such supplemental indenture to the Indenture as may be required. Aspect or the surviving corporation, as applicable, will take all necessary action to comply with all of the terms and conditions of the Indenture in connection with the transactions contemplated by this Agreement, including (i) delivery or publication of any fundamental change or repurchase right notice required by the Indenture, (ii) conducting any offer required under the Indenture to repurchase the Convertible Notes issued thereunder, (iii) depositing with the trustee or paying agent for the notes funds sufficient to pay the repurchase price of any Convertible Notes delivered for repurchase and (iv) taking any such other actions required in connection with clauses (i) through (iii).

Indemnification and Insurance. The surviving corporation has agreed, and USSC has guaranteed, that from and after the Effective Time through the six-year anniversary of the date of the Effective Time, any person who is now, or has been, or who becomes prior to the Effective Time a director or officer Aspect or any of its subsidiaries will be indemnified and held harmless, and entitled to advancement of expenses related thereto, for claims arising out of or pertaining to the fact that the person was a director or officer of Aspect or its subsidiaries, or was serving as a director or officer at the request of Aspect or its subsidiaries. The surviving corporation will indemnify, and USSC has guaranteed such indemnification of, such directors and officers to the fullest extent that Aspect is obligated to indemnify such persons on the date of the Merger Agreement pursuant to Aspect’s certificate of incorporation and bylaws as in effect on the date of the Merger Agreement and the indemnification agreements approved by the board of directors of Aspect on August 5, 2009 and in effect on the date of the Merger Agreement, subject to an undertaking that such persons will repay such advances to the extent required by the DGCL if such person is determined not to be entitled to indemnification. From the Effective Time through the six-year anniversary of the date which the Effective Time occurs, the certificate of incorporation and bylaws of the surviving corporation will contain, and USSC has agreed to cause the certificate of incorporation and bylaws of the surviving corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Aspect and its subsidiaries than are set forth in the certificate of incorporation and bylaws of Aspect as in effect on the date of the Merger Agreement.

The surviving corporation will either (i) maintain (and USSC will cause the surviving corporation to maintain) at no expense to the beneficiaries, for six years from the Effective Time, the current policies of the directors’ and officers’ liability insurance maintained by Aspect (the “Current D&O Insurance”) with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement), so long as the annual premium would not be in excess of 250% of the last annual premium paid prior to the Effective Time (such 250%, the “Maximum Premium”), or (ii) purchase a six-year extended reporting period endorsement with respect to the Current D&O Insurance (a “Reporting Tail Endorsement”) and maintain such endorsement in full force and effect for its full term. However, prior to the surviving corporation taking any actions in clauses (i) or (ii) above, USSC will have the opportunity to purchase a substitute policy with the same coverage limits and substantially similar terms as in the Reporting Tail Endorsement proposed to be purchased by the surviving corporation. If Aspect’s or the surviving corporation’s existing insurance expires, is terminated or canceled during such six-year period or exceeds the Maximum Premium, the surviving corporation will obtain (and USSC will cause the surviving corporation to obtain) as much directors’ and officers’ liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous to the indemnified parties than Aspect’s existing directors’ and officers’ liability insurance.

Employee Benefit Matters. From and after the Effective Time, USSC will, and will cause the surviving corporation to provide, for a one-year period, to each employee of Aspect and its subsidiaries (“Company Employees”) a total compensation package that is substantially comparable, in the aggregate, to the total compensation package provided to such employee immediately before the Effective Time.

To the extent USSC elects to have Company Employees and their eligible dependents participate in its or its subsidiaries employee benefit plans, programs or policies, USSC will, or will cause the surviving corporation or its subsidiaries to, recognize the prior service with Aspect or any Aspect subsidiary of each Company Employee in connection with all employee benefit plans, programs or policies in which Company Employees are eligible to participate to the extent such participation would not result in a duplication of benefits. In addition, each Company Employee will be immediately eligible to participate in any employee benefit plans, programs or policies of USSC or its affiliates, and USSC will cause all pre-existing condition exclusions and actively-at-work requirements to be waived for the Company Employee and its dependents, unless such conditions would not have been waived under the prior plan. Further, USSC will cause all eligible expenses incurred by Company Employees and their covered dependents under the group health plans in effect during the portion of the plan year ending on the date such individuals begin participating in the corresponding group health plans to be taken into account for certain listed purposes.

From and after the Effective Time, USSC will, and will cause the surviving corporation to, honor all of the obligations of Aspect and its subsidiaries under the scheduled severance and change in control plans and policies, and any payments under those plans and policies will be in lieu of any other severance under plans or policies of USSC, us or the surviving corporation.

USSC and its subsidiaries take and assume all responsibility, steps, liability and costs necessary to either transfer, or apply for, petitions or applications with the U.S. Department of Homeland Security or the U.S. Department of Labor for employees who are non-immigrant temporary workers or in the process of applying for permanent residence. This includes abiding by the terms and conditions of these petitions and applications, filing any new documents, necessary amendments or withdrawals, and abiding by applicable Law.

Representations and Warranties. The Merger Agreement contains various representations and warranties made by Aspect to USSC and us, including representations relating to due organization, good standing and corporate power; capitalization; company subsidiaries; authority; absence of conflicts; required filings and consents; SEC filings; financial statements; absence of undisclosed liabilities; absence of adverse changes; compliance with laws; legal actions and proceedings; contracts; intellectual property rights; title to assets and real property; insurance; tax matters; employee benefit plans; labor matters; environmental matters; permits; opinion of financial advisor; state anti-takeover statutes; Aspect’s rights agreements; certain commercial relationships and brokers; Schedule 14D-9 information; and proxy information. These representations and warranties were made to and solely for the benefit of USSC and us as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedule that Aspect delivered in connection with signing the Merger Agreement. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedules.

Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Aspect’s public disclosures. Certain representations and warranties in the Merger Agreement provide exceptions for items that are not reasonably likely to have a “Company Material Adverse Effect,” which may be a different standard of materiality than the standard with which stockholders are familiar.

For purposes of the Merger Agreement and the Offer, the term “Company Material Adverse Effect” means any change, event, circumstance, effect or development (each, an “Effect”) that, individually or in the aggregate with all other Effects that exist on the date of determination of the occurrence of a Company Material Adverse Effect, has had a materially adverse effect on the business, financial condition or results of operations of Aspect and its subsidiaries, taken as a whole, or the ability of Aspect to consummate the transactions contemplated by the Merger Agreement. However, no Effect (by itself or when aggregated or taken together with any and all other Effects) resulting from any of the following is or constitutes a “Company Material Adverse Effect,” or is taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:

a)	general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

b)	conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (i) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

c)	conditions (or changes in such conditions) in the industries in which Aspect and its subsidiaries conduct business;

d)	political conditions (or changes in such conditions) in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world;

e)	earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world;

f)	the announcement of the Merger Agreement or the pendency or consummation of the transactions contemplated thereby;

g)	any actions taken or failure to take action, in each case, to which USSC has approved, consented to or requested in writing; or compliance with the terms of, or the taking of any action required or contemplated by, the Merger Agreement; or the failure to take any action prohibited by the Merger Agreement;

h)	changes in law or other legal or regulatory conditions (or the interpretation thereof) or changes in generally accepted accounting principles or other accounting standards (or the interpretation thereof);

i)	changes in Aspect’s stock price or the trading volume of Aspect’s stock, or any failure by Aspect to meet any public estimates or expectations of Aspect’s revenue, earnings or other financial performance or results of operations for any period, or any failure by Aspect to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying facts or circumstances giving rise to any such change may be taken into account in determining whether there has occurred or may, would or could occur a Company Material Adverse Effect if such facts and circumstances are not otherwise excluded from this definition);

except to the extent such Effects resulting from the matters described in clauses (a) through (e) and (h) disproportionately adversely affect in a material respect Aspect and its subsidiaries, taken as a whole, as compared to other companies that conduct business in the countries and regions in the world and in the industries in which Aspect and its subsidiaries conduct business.

Amendments and Modifications. The Merger Agreement may be amended by the written agreement of Aspect, USSC and us at any time before or after approval of the matters presented in connection with the Merger by the stockholders of such parties, but, after any such approval, no amendment, which by Law requires further approval by such stockholders, will be made without such further approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of Aspect, USSC and us.

Tender and Voting Agreements. In connection with the Merger Agreement, each of Margery Ahearn, J. Neal Armstrong, Jon C. Biro, Nassib G. Chamoun, John Coolidge, Marc Davidson, Philip Devlin, J. Breckenridge Eagle, William Floyd, Edwin M. Kania, Jr., Melvin L. Keating, Scott Kelley, James Mahoney, Jr., Paul J. Manberg, John O’Connor, Vincent P. Scialli and Donald R. Stanski (for purposes of this Tender and Voting Agreement section, each, a “Stockholder” and collectively, the “Stockholders”) entered into a Tender and Voting Agreement (collectively, the “Tender and Voting Agreements”) with us and USSC. The following summary of certain provisions of the Tender and Voting Agreements is qualified in its entirety by reference to the form of Tender and Voting Agreement itself, which is incorporated herein by reference. The form of Tender and Voting Agreement is included as Annex II to the Merger Agreement, which has been filed as an exhibit to the Tender Offer Statement on Schedule TO.

Interested parties should read the form of Tender and Voting Agreement in its entirety for a more complete description of the provisions summarized below.

The Stockholders have granted USSC, until the earlier of (i) the day after the Merger is consummated, (ii) the Outside Date, (iii) the date of any modification, waiver or amendment to the Merger Agreement in a manner that reduces the amount or changes the form of consideration payable under the Merger Agreement to the Stockholder, and (iv) the termination of the Merger Agreement (the “Termination Date”), a limited irrevocable proxy to vote all Shares for each Stockholder and in Stockholder’s name, place and stead. Such proxy may be exercised at any annual or special meeting or action of the shareholders of Aspect, as applicable, or at any adjournment thereof or pursuant to any consent of the shareholders of Aspect, in lieu of a meeting or otherwise, whether before or after the Acceptance Time, for the adoption and approval of the Merger Agreement.

In addition, each Stockholder has agreed, in exchange for the consideration described in the Merger Agreement and subject to specified exceptions, to tender to us in the Offer all Shares (i) then beneficially owned as soon as is reasonably practicable following the commencement of the Offer, and in any event not later than five business days following the commencement of the Offer, and (ii) subsequently acquired as soon as is reasonably practicable following such acquisition, and in any event not later than 10 business days following such acquisition. Stockholders may not withdraw any such Shares so tendered unless the Offer is terminated.

Each Stockholder has granted to USSC an irrevocable option (the “Option”) to purchase all of such Stockholder’s right, title and interest in and to its Shares, other than unexercised Company Stock Options held by such Stockholder or any shares of Company Common Stock granted to such Stockholder under an employee benefit plan of the Company which are unvested and subject to any risk of forfeiture (“Non-Tender Securities”), at a price per share equal to the Offer Price. USSC may exercise the Option in whole, but not in part, if, but only if (i) Purchaser shall have acquired Shares pursuant to the Offer and (ii) such Stockholder fails to tender into the Offer any Shares (other than the Stockholder’s Non-Tender Securities) or withdraws the tender of any Shares (other than the Stockholder’s Non-Tender Securities) into the Offer. USSC may exercise the Option at any time within the 60 days following the date when such Option first becomes exercisable.

During the term of the Tender and Voting Agreements, except as otherwise provided therein, each Stockholder agrees not to:

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directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit its right to vote in any manner any of its Securities, or agree to do any of the foregoing, or

•	take any action which would have the effect of preventing or disabling Stockholder from performing its obligations under the Tender and Voting Agreement.

“Securities,” as used above, means (i) Shares, (ii) all securities exchangeable, exercisable for or convertible into Shares, and (iii) any securities issued or exchanged with respect to such Shares, and upon any recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up or combination of the securities of Aspect or upon any other change in Aspect’s capital structure, in each case whether now owned or hereafter acquired by the Stockholder.

In addition, USSC has entered into an agreement with First Health, L.P., First Health Limited, First Health Associates, L.P., First BioMed, L.P. and First BioMed Portfolio, L.P. which beneficially own in the aggregate approximately 17.3% of the outstanding Shares, which Agreement provides, among other things, that these entities will not sell, transfer or otherwise dispose of their Shares to a transferee which they know has made or intends to make a competing bid for the Shares or make any solicitation that Aspect is prohibited from making pursuant to the terms of the Merger Agreement.

Confidentiality Agreement

Tyco Healthcare Group L.P. d/b/a Covidien and Aspect entered into a Confidentiality Agreement on August 3, 2009. Pursuant to the Confidentiality Agreement, Covidien and its affiliates agreed to keep confidential certain information provided by Aspect or its representatives and agreed to certain “standstill” provisions for the protection of Aspect. The Merger Agreement provides that the Confidentiality Agreement remains in effect and that certain information exchanged pursuant to the Merger Agreement will be subject to the Confidentiality Agreement. Notwithstanding the above, the Merger Agreement provides that the Confidentiality Agreement does not restrict steps to prepare, file or disseminate documents related to the Offer or any other documents necessary to consummate the transactions contemplated by the Merger Agreement.

Plans for Aspect

After we purchase the Shares pursuant to the Offer, USSC may appoint its representatives to Aspect’s board of directors in proportion to its ownership of the outstanding Shares, as described above under “Board of Directors.” Following completion of the Offer and the Merger, USSC and Covidien plc intend to operate Aspect as a direct subsidiary of USSC under the direction of Covidien’s management.

USSC and Covidien plc intend to continue to review Aspect’s business, operations, capitalization and management and consider various possible business strategies that we may pursue if we acquire control of Aspect, whether pursuant to the Offer, the Merger or otherwise. These changes could include, among other things, material changes in Aspect’s business, corporate structure, capitalization and management. Accordingly, USSC and Covidien plc reserve the right to change their plans and intentions at any time, as they deem appropriate.

Appraisal Rights

Holders of the Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of the Shares (that did not tender their Shares in the Offer) at the Effective Time will have certain rights pursuant to the provisions of Section 262 of the DGCL (the “Appraisal Provisions”) to dissent and demand appraisal of their Shares. Under the Appraisal Provisions, dissenting stockholders who comply with the applicable statutory procedures will be entitled to demand payment of fair value for their Shares. If a stockholder and the surviving corporation in the Merger do not agree on such fair value, the stockholder will have the right to a judicial determination of fair value of such stockholder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with any interest as determined by the court. Any such judicial determination of the fair value of such Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of such Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

The foregoing summary of the Appraisal Provisions does not purport to be complete and is qualified in its entirety by reference to the Appraisal Provisions. A complete text of Section 262 of the DGCL is set forth as Annex II hereto. Failure to follow the steps required by the Appraisal Provisions for perfecting appraisal rights may result in the loss of such rights.

13. Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement, without the prior written consent of USSC, Aspect may not declare or pay any dividends on, or make any other distributions in respect of, any of its capital stock except in connection with the payment of any dividend (in cash) required to made under Aspect’s certificate of incorporation, as in effect on the date hereof, or the payment of any intercompany dividends.

14. Certain Conditions of the Offer

The Merger Agreement provides that USSC is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, to pay for any shares of Company Common Stock tendered pursuant to the Offer, and may terminate or amend the Offer in accordance with (and to the extent permitted by) the terms of the Agreement, and may postpone the acceptance of, or payment for, any shares of Company Common Stock in accordance with (and to the extent permitted by) the terms of the Merger Agreement, if:

a)	immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), the number of shares of Company Common Stock validly tendered (including by guaranteed delivery) and not validly withdrawn, together with any shares of Company Common Stock beneficially owned by USSC or any affiliate of USSC, does not equal at least a majority of the shares of Company Common Stock outstanding on a fully diluted basis on the date of purchase (where “on a fully diluted basis” means the number of shares of Company Common Stock outstanding, together with the shares of Company Common Stock which Aspect may be required to issue pursuant to warrants, options or other obligations outstanding at that date under employee stock or similar benefit plans or otherwise, that are then vested and then exercisable at prices equal to or less than the Offer Price) (the “Minimum Condition”);

b)	immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), any waiting period (and any extensions thereof) and any approvals or clearances applicable to the Offer or the consummation of the Merger under the HSR Act are not expired, or terminated or obtained, as applicable; or

c)	at any time on or after the date of the Merger Agreement and before the expiration of the Offer, any of the following occurs and continues:

i.	there is pending any suit, action or proceeding by any Governmental Entity (1) seeking to prohibit or impose any material limitations on USSC’s or our ownership or operation (or that of any of their respective subsidiaries) of all or any material portion of Aspect’s and its subsidiaries’ businesses or assets, taken as a whole, or to compel USSC or us or their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of Aspect, USSC or their respective subsidiaries, taken as a whole, (2) seeking to prohibit or make illegal the making or consummation of the Offer or the Merger, (3) seeking to impose material limitations on the ability of us, or render us unable, to accept for payment, pay for or purchase some or all of the shares of Company Common Stock pursuant to the Offer or the Merger, (4) seeking to impose material limitations on the ability of us or USSC effectively to exercise full rights of ownership of the shares of Company Common Stock, including the right to vote the shares of Company Common Stock purchased by it on all matters properly presented to Aspect’s stockholders, or (5) seeking to require divestiture by USSC or any of its subsidiaries of any shares of Company Common Stock;

ii.	there is any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a Governmental Entity, to the Offer or the Merger, or any other action is taken by any Governmental Entity, that would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in clauses (1) through (5) of paragraph (i) above;

iii.	(1) the representations and warranties of Aspect contained in the Merger Agreement, other than those in Section 3.2, Section 3.4(a) and the first sentence of Section 3.7 of the Merger Agreement, that (A) are not made as of a specific date are not true and correct as of the Acceptance Time, as though made on and as of the Acceptance Time, and (B) are made as of a specific date are not true and correct as of such date, in each case without giving effect to the words “materially” or “material” or to any qualification based on the defined term “Company Material Adverse Effect,” except where the failure to be so true and correct, individually or in the aggregate, does not have or would not reasonably be expected to have a Company Material Adverse Effect; (2) the representations and warranties of Aspect contained in Section 3.2 of the Merger Agreement that (A) are not made as of a specific date are not true and correct in all material respects as of the Acceptance Time, as though made on and as of the Acceptance Time, and (B) are made as of a specific date are not true and correct in all material respects as of such date (it being understood that the representations and warranties in Section 3.2 of the Merger Agreement is deemed to be materially inaccurate if the number of shares of Company Common Stock outstanding on a fully diluted basis exceeds by more than 35,000, and (3) the representations and warranties in Section 3.4(a) of the Merger Agreement and the first sentence of Section 3.7 of the Merger Agreement are not true and correct as of the Acceptance Time;

iv.	Aspect breaches or fails to perform in any material respect its covenants and obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Acceptance Time;

v.	USSC and we have not received a certificate executed by Aspect’s Chief Executive Officer and Chief Financial Officer, dated as of the scheduled expiration of the Offer, confirming on behalf of Aspect that the conditions set forth in clauses (ii), (iii) or (iv) of this Annex I have been duly satisfied; or

vi.	the Merger Agreement is validly terminated in accordance with Article VIII of the Merger Agreement.

The foregoing conditions are for the sole benefit of USSC and us, may be asserted by USSC or us regardless of the circumstances giving rise to such condition and may be waived by USSC or us in whole or in part at any time and from time to time and in the sole discretion of USSC or us, subject in each case to the terms of the Merger Agreement. The failure by USSC or us at any time to exercise any of the foregoing rights is not deemed a waiver of any such right and each such right is deemed an ongoing right which may be asserted at any time and from time to time prior to the Acceptance Time.

15. Certain Legal Matters

Except as described in this Section 15, based on a review of publicly available filings made by Aspect with the SEC and other publicly available information concerning Aspect and information supplied by Aspect, none of USSC, Purchaser or Aspect is aware of any license or regulatory permit that appears to be material to the business of Aspect and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of the Shares (and the indirect acquisition of the stock of Aspect’s subsidiaries) as contemplated herein or of any approval or other action by any governmental entity that would be required for the acquisition or ownership of the Shares by us as contemplated herein. Should any such approval or other action be required, we and USSC currently contemplate that such approval or other action will be sought, except as described below under “State Takeover Laws.” If certain types of adverse actions are taken with respect to the matters discussed below, we could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 14 “Certain Conditions of the Offer” of this Offer to Purchase for a description of certain conditions to the Offer.

State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore were unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of U.S. federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

Aspect is incorporated under the laws of Delaware. Section 203 of the DGCL, in general, prohibits a Delaware corporation such as Aspect from engaging in a “Business Combination” (defined as a variety of transactions, including mergers) with an “Interested Stockholder” (defined generally as a person that is the beneficial owner of 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time that such person became an Interested Stockholder unless: (a) prior to such time the board of directors of the corporation approved either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder; (b) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the Interested Stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) at or subsequent to such time the Business Combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the Interested Stockholder. The foregoing description of Section 203 does not purport to be complete and is qualified in its entirety by reference to the provisions of Section 203.

Aspect’s board of directors has approved the Merger Agreement and the transactions contemplated by the Merger Agreement for purpose of Section 203 of the DGCL.

Based on information supplied by Aspect and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the board of directors of Aspect, we do not believe that any state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither we nor USSC has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 14 “Certain Conditions of the Offer” of this Offer to Purchase.

16. Fees and Expenses

We and USSC have retained Laurel Hill Advisory Group, LLC to act as the Information Agent and Computershare Trust Company, N.A. to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services and be reimbursed for certain reasonable out-of-pocket expenses. USSC will indemnify the Information Agent and the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the U.S. federal securities laws.

Neither we nor USSC will pay any other fees or commissions to any broker or dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other members will be reimbursed by us upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17. Miscellaneous

On October 6, 2009, a putative class action complaint, Albert Donnay v. Nassib Chamoun, et al., Civil Action No. 09-4249-BLS, was filed in the Massachusetts Superior Court for Suffolk County, Business Litigation Session. This action purports to be brought on behalf of all public stockholders of Aspect, and names Aspect, certain of its directors, USSC and Purchaser as defendants. The complaint alleges, among other things, that the consideration to be paid to Aspect stockholders in the proposed acquisition is unfair and undervalues Aspect. In addition, the complaint alleges that the Aspect directors named in the action violated their fiduciary duties by, among other things, failing to maximize stockholder value and failing to engage in a fair sale process. The complaint also alleges that Aspect, USSC and Purchaser aided and abetted the alleged breaches of fiduciary duties by certain of Aspect’s directors. The complaint seeks, among other relief, an injunction preventing completion of the Merger or, if the Merger is consummated, rescission of the Merger.

We are not aware of any jurisdiction where the making of this Offer is not in compliance with applicable law.

Neither we nor USSC has authorized any person to give any information or to make any representation on behalf of USSC or us not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We and USSC have filed with the SEC the Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Aspect will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Sections 8 and 9 of this Offer to Purchase.

October 8, 2009	Transformer Delaware Corp.

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF USSC, PURCHASER AND COVIDIEN PLC

The names of the directors and executive officers (or functional equivalents) of USSC, Purchaser and Covidien plc and their present principal occupations or employment and material employment history during the past five years are set forth below. Unless otherwise indicated, each director and executive officer (or functional equivalent) has been so employed for a period in excess of five years. Unless otherwise indicated, (i) the principal business address for each director of Covidien plc is Cherrywood Business Park, Block G, First Floor, Loughlinstown, Co., Dublin, Ireland, and the business telephone number for each such director or officer is (353) 439-3000 and (ii) the principal business address for each for each officer of Covidien plc and each director and officer of USSC and Purchaser is 15 Hampshire Street, Mansfield, Massachusetts 02048 and the business telephone number for each such director and officer is (508) 261-8000. Unless otherwise indicated, each director and executive officer (or functional equivalent) is a citizen of the United States. References below to “Covidien” include Covidien plc, its predecessor, Covidien Ltd., and the healthcare business of Tyco International for all periods prior to the separation of Covidien Ltd. from Tyco International.

COVIDIEN PLC

Directors

Richard J. Meelia — Mr. Meelia has served as the Chairman of the Board of Directors of Covidien since October of 2008. He has served on the Board of Directors of Covidien and has been its President and Chief Executive Officer since June 2007. From January 2006 through the separation of Covidien from Tyco International, Mr. Meelia was the Chief Executive Officer of Covidien and from 1995 through the separation, Mr. Meelia was also the President of Covidien. Mr. Meelia is also President of USSC and Purchaser. Mr. Meelia’s principal business address is 15 Hampshire Street, Mansfield, Massachusetts 02048 and his business telephone number is (508) 261-8000.

Craig Arnold — Mr. Arnold joined the Board of Directors of Covidien immediately following its separation from Tyco International. Mr. Arnold is the Vice Chairman and Chief Operating Officer, Industrial Sector of Eaton Corporation, a diversified industrial manufacturer. From 2000 to 2008 he served as Senior Vice President of Eaton Corporation and President of the Fluid Power Group of Eaton Corporation. Prior to joining Eaton, Mr. Arnold was employed in a series of progressively more responsible positions at General Electric Company from 1983 to 2000.

Robert H. Brust — Mr. Brust joined the Board of Directors of Covidien just prior to its separation from Tyco International. Mr. Brust has been the Chief Financial Officer of Sprint Nextel Corporation, a wireless and wireline communications company, since May 2008. From February 2007 to May 2008, Mr. Brust was retired. From January 2000 to February 2007, Mr. Brust served as Executive Vice President of Eastman Kodak Company, a provider of photographic products and services, and, from January 2000 to November 2006, he also served as Chief Financial Officer of Kodak. Prior to joining Kodak, Mr. Brust was Senior Vice President and Chief Financial Officer of Unisys Corporation from 1997 to 1999. He also worked in a variety of financial and financial management positions at General Electric Company from 1965 to 1997.

John M. Connors, Jr. — Mr. Connors joined the Board of Directors of Covidien immediately following its separation from Tyco International. Since 2006, Mr. Connors has served as Chairman Emeritus of Hill, Holliday, Connors, Cosmopulos, Inc., a full-service advertising agency that is part of The Interpublic Group of Companies, Inc. From 2003 to 2006, Mr. Connors served as Chairman of Hill, Holliday, and from 1968 to 2003 he was Chairman, President and Chief Executive Officer of Hill, Holliday. Mr. Connors is also a director of Hasbro, Inc.

Christopher J. Coughlin — Mr. Coughlin joined the Board of Directors of Covidien immediately following its separation from Tyco International. Mr. Coughlin has been Executive Vice President and Chief Financial Officer of Tyco International, a global provider of security products and services, fire protection and detection products and services, valves and controls, and other industrial products, since March 2005. Prior to joining Tyco International, Mr. Coughlin served as Chief Operating Officer of The Interpublic Group of Companies, Inc. from June 2003 to December 2004. He joined Interpublic from Pharmacia Corporation, where he was Chief Financial Officer from 1998 to 2003. Previously, he held the position of Executive Vice President and Chief Financial Officer of Nabisco Holdings, where he also served as President of Nabisco International. Mr. Coughlin also serves as a director of The Dun & Bradstreet Corporation.

Timothy M. Donahue — Mr. Donahue joined the Board of Directors of Covidien immediately following its separation from Tyco International. Mr. Donahue served as Chairman of Sprint Nextel Corporation, a wireless and wireline communications company, from 2005 to 2006. He was the Chief Executive Officer of Nextel Communications, Inc. from 1999 until August 2005, and the President of Nextel from 1996 until August 2005. Mr. Donahue is also a director of Eastman Kodak Company, NVR, Inc. and Tyco International Ltd.

Kathy J. Herbert — Ms. Herbert joined the Board of Directors of Covidien immediately following its separation from Tyco International. From 2001 to 2006, Ms. Herbert served as Executive Vice President, Human Resources, of Albertson’s, Inc., an operator of supermarkets, combination food-drug stores and drug stores located in the United States. Prior to joining Albertson’s, she had been with Jewel Osco since 1969 in a variety of positions, most recently Vice President, Human Resources.

Randall J. Hogan, III — Mr. Hogan joined the Board of Directors of Covidien immediately following its separation from Tyco International. Mr. Hogan has served as Chairman and Chief Executive Officer of Pentair, Inc., an industrial manufacturing company, since 2002. From 2001 to 2002, he was President and Chief Executive Officer and from 1999 to 2001, President and Chief Operating Officer, of Pentair. Prior to joining Pentair, he was President of United Technologies’ Carrier Transicold Division. Before that, he was with the Pratt & Whitney division of United Technologies, General Electric Company and McKinsey & Company.

Dennis H. Reilley — Mr. Reilley joined the Board of Directors of Covidien immediately following its separation from Tyco International and served as the Chairman of the Board of Directors of Covidien until October 2008. From 2000 to April 2007, Mr. Reilley served as Chairman of Praxair, Inc., a supplier of industrial gases and high-performance surface coatings, and also served as Chief Executive Officer of Praxair from 2000 to December 2006. Prior to joining Praxair, Mr. Reilley held many key positions at DuPont from 1989 to 1998 when he was named Chief Operating Officer. Earlier in his career he held various managerial positions at Conoco. Mr. Reilley is also a director of H.J. Heinz Company, Marathon Oil Corporation and The Dow Chemical Company.

Tadataka Yamada — Dr. Yamada joined the Board of Directors of Covidien immediately following its separation from Tyco International. Dr. Yamada has served as President of the Global Health Program of the Bill & Melinda Gates Foundation since June 2006. From 2000 to 2006, Dr. Yamada was Chairman of Research and Development for GlaxoSmithKline Inc. and prior to that, he held research and development positions at SmithKline Beecham. Prior to joining SmithKline Beecham, Dr. Yamada was Chairman of the Department of Internal Medicine at the University of Michigan Medical School and Physician-in-Chief of the University of Michigan Medical Center.

Joseph A. Zaccagnino — Mr. Zaccagnino joined the Board of Directors of Covidien immediately following its separation from Tyco International. Mr. Zaccagnino served as President and Chief Executive Officer of Yale-New Haven Health System and its flagship Yale-New Haven Hospital, the primary teaching hospital affiliate of the Yale University School of Medicine, from 1991 until his retirement in 2005. He previously served the Yale-New Haven Health System and Yale-New Haven Hospital as Executive Vice President and Chief Operating Officer from 1978 to 1991 and in other senior executive positions from 1970 to 1978. Mr. Zaccagnino is a director of NewAlliance Bancshares, Inc. and is the former Chairman of the Board of VHA, Inc., a 2,500 member healthcare organization cooperative.

Officers

Richard J. Meelia — See above under “Covidien plc — Directors.”

Charles J. Dockendorff — Mr. Dockendorff has been Executive Vice President and Chief Financial Officer of Covidien since December 2006. Prior to that, Mr. Dockendorff served as Vice President, Chief Financial Officer and Controller of Covidien since 1995. Mr. Dockendorff is also Vice President of USSC and Purchaser.

Jose E. Almeida — Mr. Almeida has been Senior Vice President of Covidien since June 2007. Mr. Almeida has been President, Medical Devices of Covidien since October 2006 and prior to that was President of Covidien’s International business since April 2004. From January 2003 to April 2004, Mr. Almeida was Chief Operating Officer of Greatbatch Technologies and from July 1998 to 2002, he was Vice President, Manufacturing of Covidien.

Timothy R. Wright — Mr. Wright has been Senior Vice President of Covidien since June 2007 and has been President, Pharmaceutical Products and Imaging Solutions of Covidien since February 2007. Prior to joining Covidien, Mr. Wright was Non-Executive Chairman of ParagonRx from 2006 to 2007. Mr. Wright was Chief Operating Officer of Xanodyne Pharmaceuticals from 2005 to 2006, Interim Chief Executive Officer, President and Board Member of AAIPharma from 2004 to 2005, President, Global Commercial Operations of Elan Bio-Pharmaceuticals from 2001 to 2004, and Senior Vice President, Healthcare Product Services of Cardinal Health from 1999 to 2001. Prior to joining Cardinal Health, Mr. Wright held senior management positions in the U.S. and abroad at DuPont Merck Pharmaceutical from 1986 to 1999. Mr. Wright is a director of Antigenics Inc., a biotechnology company that develops treatments for cancers and infectious diseases. Mr. Wright’s principal business address is 675 McDonnell Blvd., Hazelwood, MO 63042 and his business telephone number is (314) 654-2000.

Eric A. Kraus — Mr. Kraus has been Senior Vice President, Corporate Communications of Covidien since July 2006. Prior to joining Covidien, Mr. Kraus was Vice President, Corporate Communications and Public Affairs of The Gillette Company from July 1999 to July 2006.

John H. Masterson — Mr. Masterson has been Senior Vice President and General Counsel of Covidien since December 2006. Prior to that, Mr. Masterson served as Vice President and General Counsel of Covidien since 1999. Mr. Masterson is also Vice President and Assistant Secretary of Purchaser.

Amy A. McBride-Wendell — Ms. McBride-Wendell has been Senior Vice President, Strategy and Business Development of Covidien since December 2006. Prior to that, Ms. McBride-Wendell served as Vice President, Business Development of Covidien since 1998.

Michael P. Dunford — Mr. Dunford has been Senior Vice President, Human Resources, of Covidien since April 2009. Prior to that, Mr. Dunford served as Vice President, Human Resources Global Processes and Systems, of Covidien since May 2008. Mr. Dunford served as Vice President, Human Resources, Operations, of Covidien from December 2006 to May 2008, and served as Vice President, Corporate Human Resources, of Covidien from May 2003 to December 2006. Mr. Dunford held several other human resources positions with Covidien since 1999.

Richard G. Brown, Jr. — Mr. Brown has been Vice President, Chief Accounting Officer and Corporate Controller of Covidien since September 2006. Prior to joining Covidien, he was Corporate Controller and Chief Accounting Officer of Eastman Kodak Company from December 2003 to September 2006. Prior to joining Eastman Kodak, Mr. Brown was a partner at Ernst & Young LLP, where he was employed for 32 years. Mr. Brown is also Vice President of USSC and Purchaser.

Kevin G. DaSilva — Mr. DaSilva has been Vice President and Treasurer of Covidien since June 2007. Prior to that, he was Assistant Treasurer of Tyco International from July 2003 to June 2007. Prior to joining Tyco

International, Mr. DaSilva was with Lucent Technologies Inc. where he was Financial Vice President and served as Chief Financial Officer of the Worldwide Services Division from 2002 to 2003 and Assistant Treasurer from 1997 to 2002. Mr. DaSilva is also a member of the board of directors and Vice President and Treasurer of USSC and Purchaser and a member of the board of directors of CIFSA.

Eric C. Green — Mr. Green has been the Vice President and Chief Tax Officer of Covidien since June 2007. Prior to that, he was Vice President, Tax Planning and Analysis of Tyco International from October 2003 to June 2007. Prior to joining Tyco International, Mr. Green was with Accenture where he was Director, Entity Tax Matters Group from July 2001 to September 2003 and Director, Global Tax Strategy/Planning from February 1998 to July 2001. Mr. Green is also a Vice President and Assistant Treasurer of USSC and Purchaser and a member of the board of directors of CIFSA.

Coleman N. Lannum — Mr. Lannum has been Vice President, Investor Relations of Covidien since September 2006. He was retired from November 2005 until he joined Covidien. From February 2005 to November 2005, Mr. Lannum was a senior healthcare analyst for American Express Asset Management. From 1997 to November 2004, he was a senior analyst and portfolio manager of Putnam Investments.

UNITED STATES SURGICAL CORPORATION

Directors

Kevin G. DaSilva — See above under “Covidien plc — Officers.”

John W. Kapples — Mr. Kapples is a member of the board of directors and a Vice President and Secretary of both USSC and Purchaser. Mr. Kapples has been Vice President and Secretary of Covidien and Tyco Healthcare Group LP d/b/a/ Covidien since November 2006. Prior to that, Mr. Kapples was Vice President and Secretary of Raytheon Company from January 2000 to October 2006.

Matthew J. Nicolella — Mr. Nicolella is a member of the board of directors and a Vice President and Assistant Secretary of both USSC and Purchaser. Mr. Nicolella is also Vice President and Chief Mergers & Acquisitions/Licensing Counsel of Tyco Healthcare Group LP d/b/a/ Covidien. Mr. Nicolella was Associate General Counsel for Tyco Healthcare Group LP from October 2003 through January 2007.

Officers

Richard J. Meelia — See above under “Covidien plc — Directors.”

Richard G. Brown — See above under “Covidien plc — Officers.”

Stephen C. Carey — Mr. Carey is a Vice President and Assistant Treasurer of USSC and Purchaser. Mr. Carey has been Vice President, Tax Reporting of Tyco Healthcare Group LP d/b/a/ Covidien since December 2006. From September 2002 until December 2006, Mr. Carey was Director of Tax Reporting at Raytheon Company.

Kevin G. DaSilva — See above under “Covidien plc — Officers.”

Charles J. Dockendorff — See above under “Covidien plc — Officers.”

Mark Farber — Mr. Farber is a Vice President and Assistant Secretary of USSC. Mr. Farber has also been Vice President and General Counsel, Surgical Devices, of Tyco Healthcare Group LP, d/b/a Covidien, since September 2008. Prior to that, Mr. Farber served as Vice President and Deputy Chief Intellectual Property Counsel of Tyco Healthcare Group LP since October 2006. From July 2004 through October 2006, Mr. Farber served as Vice President and Chief Intellectual Property Counsel of the U.S. Surgical division of Tyco Healthcare Group LP. Mr. Farber’s principal business address is 60 Middletown Avenue, North Haven, Connecticut and his business telephone number is (203) 845-1000.

Eric. C. Green — See above under “Covidien plc — Officers.”

John W. Kapples — See above under “United States Surgical Corporation — Directors.”

Michael W. Lyons — Mr. Lyons is a Vice President and Assistant Secretary of USSC. Mr. Lyons has also been Associate General Counsel, Surgical Devices, of Tyco Healthcare Group LP, d/b/a Covidien, since 2007. Prior to that, Mr. Lyons was Senior Corporate Counsel of the U.S. Surgical division of Tyco Healthcare Group LP since 1992. Mr. Lyons’ principal business address is 150 Glover Avenue, Norwalk, Connecticut and his business telephone number is (203) 845-1000.

John H. Masterson — See above under “Covidien plc — Officers.”

Matthew J. Nicolella — See above under “United States Surgical Corporation — Directors.”

Lawrence T. Weiss — Mr. Weiss is a Vice President and Assistant Secretary of USSC and Purchaser. Since December 2006, Mr. Weiss has been Vice President and Chief International Counsel of Tyco Healthcare Group LP d/b/a/ Covidien. From 2003 through 2006, Mr. Weiss was Associate General Counsel of Tyco Healthcare Group LP.

Joseph Wuestner — Mr. Wuestner is a Vice President and Assistant Secretary of USSC. Mr. Wuestner has also been Vice President, Legal of Mallinckrodt Inc., a subsidiary of Covidien, since 1994. Mr. Wuestner’s principal business address is 675 McDonnell Blvd., Hazelwood, MO 63042 and his business telephone number is (314) 654-2000.

TRANSFORMER DELAWARE CORP.

Directors

Kevin G. DaSilva — See above under “Covidien plc — Officers.”

John W. Kapples — See above under “United States Surgical Corporation — Directors.”

Matthew J. Nicolella — See above under “United States Surgical Corporation — Directors.”

Officers

Richard J. Meelia — See above under “Covidien plc — Directors.”

Richard G. Brown — See above under “Covidien plc — Officers.”

Stephen C. Carey — See above under “United States Surgical Corporation — Officers.”

Kevin G. DaSilva — See above under “Covidien plc — Officers.”

Charles J. Dockendorff — See above under “Covidien plc — Officers.”

Eric. C. Green — See above under “Covidien plc — Officers.”

John W. Kapples — See above under “United States Surgical Corporation — Directors.”

John H. Masterson — See above under “Covidien plc — Officers.”

Matthew J. Nicolella — See above under “United States Surgical Corporation — Directors.”

Lawrence T. Weiss — Stephen C. Carey — See above under “United States Surgical Corporation — Officers.”

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

RIGHTS OF APPRAISAL

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Aspect or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below.

The Depositary for the Offer to Purchase is:

By Mail:	By Facsimile Transmission:	By Overnight Courier:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	For Eligible Institutions Only: (617) 360-6810 For Confirmation Only Telephone: (781) 575-2332	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021

Any questions, requests for assistance or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and location listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Depositary.

The Information Agent for the Offer is:

Laurel Hill Advisory Group

100 Wall Street, 22nd floor

New York, NY 10005

Banks and brokers call (collect): (917) 338-3181

All others call toll free: (888) 742-1305